
03050492

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Securitas AB

*CURRENT ADDRESS Box 12307, SE-102 28
Stockholm, Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

FILE NO. 82- 34719 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 5/18/03


SECURITAS

Press Release from Securitas AB

February 01, 2002

Securitas acquires Vision Security and Investigations Inc. in Canada

Securitas has reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision provides security services primarily in Western Canada, including the province of Saskatchewan, the only remaining province where Securitas Canada does not currently have operations. VSI has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price is MSEK 34 (MCAD 5) and the acquisition will give rise to a goodwill of MSEK 34 (MCAD 5) which will be amortized over 10 years. The acquisition will contribute positively to the results of the Securitas Group as from 2002.

After the acquisition Securitas will have annual sales of MSEK 1063 (157 MCAD) and 7500 employees in Canada.

Further information can be obtained from Thomas Berglund, President and CEO, Håkan Winberg, Executive Vice President and CFO and Henrik Brehmer, Senior Vice President Investor Relations, phone: +44 208 432 6500

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70


SECURITAS

Press Release from Securitas AB

03 MAY -7 AM 7:21

March 11, 2002

(2)

Securitas comments on article in Dagens Industri, March 11, 2002

Due to an article in the Swedish business daily, "Dagens Industri" of March 11 2002, Securitas makes the following statement:

The purpose of Securitas accounting is, and has always been, to give an accurate and straightforward information about the development within its business areas and for the group as a total. This is valid for the ongoing business as well as for acquisitions made. Securitas accounting is structured in order to allow the use of operative ratios as well as for return on total capital invested.

Securitas financial reporting is prepared in accordance with the Annual Accounts Act and the recommendations and pronouncements of the Swedish Financial Accounting Standard Council and in line with the Stoch Exchange rules issued by Stockholms Stock Exchange.

Securitas will conduct it's Annual General Meting on April 16, 2002 at Grand Hotel in Stockholm, 5 p.m. where the board of directors, management of Securitas and the auditors will be present and available for questions from the shareholders.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

03 MAY -7 AM 7:21

March 15, 2002

(3)

Invitation to Annual General Meeting

The shareholders in Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. on Tuesday 16 April 2002, in "Vinterträdgården" at the Grand Hotel, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.15 p.m.

A. NOTICE OF ATTENDANCE
Shareholders who wish to attend the General Meeting must:
(i) be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 6 April 2002. Due to the intervening weekend, such recording must be made on Friday 5 April 2002 at the latest;

and

(ii) notify Securitas of their intent to participate in the Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, or by telephone +46-8 657 74 74 or by telefax +46-8 657 74 85, by 4.00 p.m., Wednesday 10 April 2002 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent, (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorisation prior to the Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday April 5, 2002 at the latest, and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to check the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.
9. Resolutions regarding
(a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of

Income and the Consolidated Balance Sheet as per December 31, 2001;
(b) appropriation of the company's profit according to the adopted Balance Sheet;
(c) record date for dividend;
(d) discharge of the Board of Directors and the Managing Director from liability for the financial year.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees for the Directors.
12. Election of members of the Board of Directors.
13. Resolution regarding a directed issue of convertible debt instruments and approval of an employee incentive program.
14. Closing of the Meeting.

Existing proposals for items at the Meeting

Dividend (paragraph 9 (b) and (c) on the agenda)
The Board of Directors proposes that a dividend of SEK 1.50 per share be declared.

As record date for the dividend, the Board of Directors has proposed 19 April 2002. If the Annual General Meting so resolves, the dividend is expected to be distributed by VPC on 24 April 2002.

Proposal for election of Board of Directors and Fees (paragraph 10-12 on the agenda)
Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the Company have made the following proposal:

Board of Directors, Fees and Auditors
The number of board members shall be as current, eight.

Re-election of the board members: Thomas Berglund, Carl Douglas, Gustaf Douglas, Anders Frick, Philippe Foriel-Destezet, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling.

Fees to the board members shall amount to SEK 1,850,000 in total, to be distributed among the Directors according to the decision by the Board of Directors.

At the Annual General Meeting of Shareholders in 2000 PricewaterhouseCoopers AB, Stockholm, with authorised public accountant, Mr Göran Tidström as representative of the accounting firm, was appointed for a period of four years. It was decided by the General Meeting that the auditors' fees should be paid on current account.

Proposal for resolution regarding Incentive Program (paragraph 13 on the agenda)
The Board of Directors has decided to propose to the General Meeting to resolve to issue convertible bonds as set forth in Section 1 below and to approve of the measures for the realization of a global incentive program for employees of the Securitas Group as set forth in Section 2.

1. Issue of Convertible Bonds
The Board of Directors of Securitas AB proposes the General Meeting to resolve
that the company shall issue convertible bonds in four (4) series, each with a maximum nominal value of EUR one hundred and eleven million one hundred and ten thousand (111,110,000), in series 2002/2007:1, 2002/2007:2, 2002/2007:3 and 2002/2007:4;

that the subscription price for each convertible bond shall be equal to its nominal value;

that with disregard to the present shareholders' priority rights, Securitas Employee Convertible 2002 Holding S.A. ("InvestCo") and Securitas 2002, a Fond Commun de Placement d'Enterprise, ("FCPE") shall be granted the right to subscribe for all four (4) series of convertible bonds;

that subscription can be made for all series of convertible bonds only, or for equal parts thereof, as one unit;

that subscription and payment of the convertible bonds shall be made on 30 June 2002 at the latest;

that on over subscription, FCPE shall not be entitled to an allotment exceeding EUR twenty-two million two hundred and fifty thousand (22,250,000);

that the convertible bonds shall pay an annual interest rate of 90% of "3 months' EURIBOR plus 0.49%";

that the interest shall become due for payment as specified in "Securitas AB Terms and Conditions for Convertible Debentures Series 2002/2007:1-4";

that the convertible bonds shall become due for redemption on the date occurring five years after the date of subscription and payment for the bonds, to the extent that conversion has not occurred before then;

that the convertible bonds shall be able to be converted into shares of series B in Securitas AB 90 days prior to the date when the convertible bonds are due for redemption at the earliest and 14 days before the date when the convertible bonds are due for redemption at the latest;

that the rate at which conversion can be made shall correspond to an amount totalling the following percentage of the average of the latest quoted transaction price on the Stockholm Stock Exchange for shares of series B in Securitas AB during the period from 24 April to 30 April inclusive (the "Measure Period"), however, subject to the maximum share capital increase stated below:

- 100 percent for convertible bonds of series 2002/2007:1;
- 120 percent for convertible bonds of series 2002/2007:2;
- 140 percent for convertible bonds of series 2002/2007:3;
- 160 percent for convertible bonds of series 2002/2007:4;

in the absence of a price quotation for any of the days in question, the purchase price quoted as the final rate shall be applied. A day when there is neither a buying rate nor a purchase rate available shall not be included in the calculation. The calculated conversion rate shall be rounded to the nearest whole number of Swedish ören, whereby a half öre shall be rounded downwards, and thereafter be recalculated into euro applying the exchange fixing rate SEK/EUR quoted by the Swedish commercial banks on 30 April 2002, without the conversion rate being less than the par value of a share in the Company;

that the nominal share capital on conversion can as a maximum be increased by an amount corresponding to SEK 22,326,000, and should such amount be exceeded at the application of the abovementioned basis of calculation and the share and exchange prices applicable at the time of subscription and payment for the convertible bonds, the measure rate shall be increased in a way that the share capital increase on conversion will not exceed the amount indicated;

that shares obtained due to conversion shall be entitled to profit distribution for the first time on the record day for distribution occurring after the execution of the conversion; and
that in all other respects, the terms and conditions set out in "Securitas AB terms and Conditions for Convertible Debentures Series 2002/2007:1-4", shall apply to the convertible bonds.
The Board of Directors, or a person authorised by the Board of Directors, shall be entitled to make such minor adjustments to the resolution passed by the General Meeting regarding the issue of convertible bonds that may be necessary in connection with the registration of the bonds with the Swedish Patent and Registration Office and VPC AB.

The reason for disregarding the shareholders' rights of priority is that Securitas AB wishes to introduce a global incentive program for employees in the group, whereby they can be offered the opportunity to take part in an increase in value of the Securitas shares. This is expected to increase the interest of the employees in the profitability and share price of the Securitas shares, the share price development and to stimulate a continued company loyalty over the forthcoming years.

Securitas AB has previously issued a convertible debenture loan, amounting to SEK 700,000,000 to employees in the group. This loan was issued in April 1998 to persons then employed by Securitas AB and will expire on 31 January 2003. The remainder of the loan amounts to SEK 301 million.

The increase of the share capital of Securitas AB will at a full subscription and conversion of the convertible bonds, respectively, and based on a share rate of the company of SEK 200, a EUR-SEK-rate of 9.13 and a conversion rate determined in accordance with what has been stated above, be approximately SEK 16,092,000, which at a full conversion of the company's present outstanding convertible debenture loan, corresponds to a dilution of approximately 4.4 per cent of the share capital and approximately 3.1 per cent of the total number of votes. The aggregate dilution that may follow from the convertible bonds together with the outstanding convertible debenture loan, will be approximately 5.5 percent of the present share capital and approximately 3.9 percent of the present total number of votes. A full conversion would decrease the ratio earnings per share from 3.27 to 3.18.

2. The Incentive Program

The incentive program shall be carried through mainly in accordance with what is stated below.

Employees within the Group shall be offered the possibility to acquire shares ("Shares") in InvestCo, a Special Purpose Vehicle established for the intended purpose. InvestCo is a company (Sociėté Anonyme) having its registered seat in Luxembourg. The offer will be directed to approximately 190,000 of the Group's employees in 21 countries. For practical and legal reasons, the acquisition of such Shares in InvestCo by employees in some countries will be made indirectly through subsidiaries or legal entities established for this particular purpose. FCPE is such a legal entity as may be established for the benefit of the employees in France.

The allotment of the number of Shares in InvestCo shall be determined by the Board of Directors of Securitas AB in accordance with the following guidelines:

a. A right to acquire shares, subject to information below and any adjustments required pursuant to local legal and regulatory requirements shall be granted to all current and permanent employees in the Securitas Group of Companies at the end of the subscription period (for the Shares in InvestCo), provided that a notice of termination of employment has not been given on such a date, or to such persons who at this time have signed employment contracts for permanent positions with companies in the Securitas Group of Companies. With regard to certain countries other than Sweden, such right is subject to the legality of such a transfer and to the discretion of the Board where in the opinion of the Board of Directors such a transfer may be made within reasonable administrative and financial constraints. This could mean that employees in certain countries may not be entitled to participate in the incentive program.

b. The employees shall be entitled to acquire Shares in tranches of 2 or 8 Shares or multiples of 8 Shares. The price of each Share will be EUR 250. Each employee wishing to acquire such Shares will be guaranteed 2 Shares but it is the intention to allot to such employees who elect, not less than 8 Shares each. All employees shall have the same right to purchase Shares, however, if not otherwise prescribed according to local legal and regulatory requirements, no employee shall have the right to acquire Shares equal to an amount exceeding approximately 50% of his/her annual net salary, except for senior managers within the Group (appr. 110 persons), who shall have the right to acquire Shares up to an amount corresponding to 100% of their annual salary. Where there is an over-subsription and a demand for a number of Shares which exceeds the actual number of Shares in InvestCo, allotment shall take place by an overall proportional reduction of the number of over-subscribed Shares in relation to the number of Shares each employee wishes to acquire in accordance with the allotment principles described above

c. Board members of Securitas AB, who are not employed within the Securitas Group, shall not be entitled to acquire Shares in InvestCo or otherwise participate in the incentive program.
The subscription and allotment of Shares is expected to take place in April 2002.
The purchase price for the acquired Shares shall correspond to the arm's length fair value, which

value is expected to correspond to the material value of the Shares. The valuation of the Shares shall be performed by Deutsche Bank as an independent valuation institute. The valuation of the Shares has been performed in accordance with standard methodologies including the application of Black & Scholes adjusted to take into consideration certain specific terms for the incentive program.

InvestCo will issue a number of different series of shares. Securitas AB will, pursuant to certain local legal and regulatory requirements, acquire shares in InvestCo of a series of shares that in principle will not entitle Securitas AB to any voting right nor any right to profit from the value development in InvestCo. The Shares acquired by the employees and in accordance with the hedge arrangement as described below, will be of a series that will provide an entitlement to voting right as well as profit from the value development in InvestCo. Securitas AB's share holding will initially be more than 10% but less than 20% of the share capital of InvestCo. The employees' acquisition of Shares is expected to correspond to 60-70% of the economic value of the Shares while the hedge arrangement is expected to correspond to 30-40% of the economic value of the Shares.
The Shares will be freely transferable among the employees. Other transfers of the Shares must first be offered to Securitas AB for purchase, however employees will not be able to require companies in the Securitas Group to purchase their shares.

InvestCo intends to finance its subscription for the convertible bonds, to an amount equal to 90 percent of the value of the convertible bonds by raising financing of maximum EUR three hundred and ninety-nine million and nine hundred and ninety-six thousand (399,996,000) (the "Loan") and for the remaining 10 percent by the capitalization which shall take place by way of the employees' acquisition of Shares and the hedge arrangement described below. InvestCo will then have an equity of up to maximum EUR 44,444,000.

Each Share offered to the employees will have an arm's length fair value and price of EUR 250. InvestCo intends to divest its assets (which include convertible bonds and/or shares) during 2007 and repay all its debts, so that InvestCo's may then distribute the remaining proceeds, less repayment of the nominal value of the shares held by Securitas AB, shall be distributed to the employees who participate in the incentive program.
The accrued interest from the convertible bonds is intended to cover the interest paid under the Loan together with certain administrative costs.

Decisions relating to conversion, sale or other management issues concerning the convertible bond and/or shares in Securitas AB held by InvestCo shall be taken by the Board of Directors of InvestCo, which shall consist of 7 board members, whereof 2 Securitas AB representatives, 2 employee representatives and 3 independent board members.
Securitas AB will not control InvestCo whether through its shareholdings or through its board representation.
Securitas AB will issue different types of Stock Appreciation Rights to employees in the United States, Canada and the Netherlands, having economic rights and obligations basically corresponding to those of Shares in InvestCo via local subsidiaries and in principle on the same terms as for the sale of Shares.

In order to hedge any value increase of the Stock Appreciation Rights, Securitas AB intends to arrange a hedge by acquiring a number of call options corresponding to the number of Stock Appreciation Rights from a foreign bank. The call options will be cash settled. The foreign bank will in turn enter into hedge arrangements under which InvestCo will issue shares similar to those issued to the employees investing in InvestCo and the employees investing in the other parallel structures. In addition, Securitas AB intends to hedge certain social security charges arising. Based on a preliminary estimate, the total hedging costs after tax are expected not to exceed EUR 600.000. It is not anticipated that the costs of the program will be materially affected by a possible value increase as the value increase of the Stock Appreciation Rights and the social security contributions mainly are to be secured by a hedge.

The Board of Directors proposes the resolution on the issue of convertible bonds and the approval of the measures described here for the realization of the incentive program shall be valid only if supported by shareholders holding at least nine tenths of the given number of votes taken together with the shares represented at the shareholders' meeting, since the issue and the transfers form part of one integrated incentive program.

The Board of Directors consider the incentive program to be a reasonable proposal, with regard to the persons who are entitled to subscribe, the conditions of the proposal, the size of the allotment, the existence of other share related incentive programs and other relevant factors.

C. AVAILABLE DOCUMENTATION
The Accounts and the Auditor's Report on the Group as well as the board's complete proposal regarding the issue of convertible bonds and approval of the incentive program will be available at the company as from 2 April 2002.
Also, from April 2, 2002, the board's proposal regarding the issue of convertible bonds will be sent to shareholders who so request and state their address. Copies of other documentation will be sent to the shareholders, who so request and will also be available at the General Meeting.

Stockholm in March 2002
Board of Directors
SECURITAS AB (publ)

This notice has been issued by and is the sole responsibility of Securitas AB and the approval of Deutsche Bank AG London is solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 with regard to the terms of the notice

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

(4)



Press Release from Securitas AB

03 MAY -7 AM 7:21

April 16, 2002

Annual General Meeting of Securitas

At today's Annual General Meeting of Securitas AB, the following was decided:

Election of the Board of Directors
Thomas Berglund, Carl Douglas, Gustaf Douglas, Anders Frick, Philippe Foriel-Destezet, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling were re-elected. The Annual General Meeting also decided that the number of Board Members shall be as current, eight. Fees to the board members shall be unchanged and amount to SEK 1,850,000 in total, to be distributed among the Directors according to the decision by the Board of Directors.

Dividend
According to the proposal of the Board of Directors, the Annual General Meeting established the dividend at SEK 1.50 per share. The record date for the dividend was determined as Friday, April 19, 2002 and payment from the Securities Register Center (VPC) is expected to commence on Wednesday, April 24, 2002.

Directed Issue of Convertible Bonds and Resolution regarding an Incentive Program
The Annual General Meeting passed a resolution to issue convertible bonds and to accomplish a global incentive program for all employees within the Securitas Group according to the recommendation previously announced by the Board of Directors. The incentive program will comprise approximately 190,000 employees in about 20 countries with the intention to offer the employees the possibility to acquire shares at market price in a company especially established for this purpose, which company shall subscribe for convertible bonds in Securitas AB. The convertible bonds will be issued in four equally large series totalling a maximum amount of MEUR 444.4 with a running period of five years and an annual interest rate corresponding to 90% of "3 months' EURIBOR" plus 0.49 percentage points. The conversion rate will vary between 100 and 160 percent of the transaction price quoted on the Stockholm Stock Exchange for shares in Securitas AB during the period from 24 April to 30 April 2002 inclusive (100 percent for convertible bonds of series 2002/2007:1; 120 percent for convertible bonds of series 2002/2007:2; 140 percent for convertible bonds of series 2002/2007:3; 160 percent for convertible bonds of series 2002/2007:4). The dilution effect is subject to the share price and the applicable transaction rate at the time of subscription but should at a share price of SEK 200 and a transaction rate of euro/sek of 9.13 be expected to correspond to approximately 4.4 percent of the share capital and approximately 3.1 per cent of the total number of votes, on a fully diluted basis. The company established for the intended purpose intends to finance its subscription for the convertible bonds, to an amount equal to 90 percent of the value of the convertible bonds, by raising bank financing and for the remaining 10 percent by the capitalization which shall take place through the employees' acquisition of shares.

Further information can be obtained from Henrik Brehmer, Senior Vice President Investor Relations, telephone +44 208 432 6523

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

May 03, 2002

Securitas new employee incentive program completed

Securitas has now completed the issue of the new employee incentive programme. More than 6.800 employees in 20 countries including management, have invested in the programme which was oversubscribed.

The total programme amounts to 443,5 MEUR. Securitas AB has issued four convertible debenture loans of 110,87 MEUR each to an independent special purpose company, Securitas Convertible 2002 Holding S:A, in which the employees have subscribed for shares.

The reference price for the Securitas share which was determined as the average closing price during the period April 24th to April 30th was set to 186,90 SEK. The Euro SEK exchange rate was set to 9,23 SEK. This gives a conversion rate of 20,23 Euro on the first convertible debenture. The second, third and fourth series will have conversion rates of 24,30 EUR (20% premium), 28,40 EUR (40% premium) and 32,40 EUR (60% premium). The programme and the convertible debentures runs until May 2007.

The dilution effect will be 4,75 % of the share capital and 3,34 % of the votes measured after full conversion of the existing outstanding convertible debenture programme.

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0)20 8432 6523, mobile +44 (0)7884 117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

May 07, 2002

Interim Report January - March 2002

Sales increased by 29 percent to MSEK 16,869 (13,107)

Organic growth amounted to 10 percent (6).

Income before taxes rose by 78 percent to MSEK 565 (317)

The operating margin amounted to 6.4 percent (5.8)

Free cash flow amounted to MSEK 347 (383), corresponding to 55 percent (84)of adjusted income

Earnings per share after full taxes rose by 61 percent to SEK 0.92 (0.57)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72

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SECURITAS

Securitas AB

Interim Report
January - March 2002

Sales increased by 29 percent to MSEK 16,869 (13,107)

Organic growth amounted to 10 percent (6).

Income before taxes rose by 78 percent to MSEK 565 (317)

The operating margin amounted to 6.4 percent (5.8)

Free cash flow amounted to MSEK 347 (383),
corresponding to 55 percent (84) of adjusted income

Earnings per share after full taxes rose by
61 percent to SEK 0.92 (0.57)

Interim Report January - March 2002

Sales, income and free cash flow for the Group

Three years of building the American platform, and increased focus through divisionalization is now resulting in a strong income trend. The Group is now essentially in a normal stage of refinement and development of its various business areas. Two small operations – Security Services in the UK and Alarm systems in the U.S. – are still reporting unacceptable results and will require further effort before developing positively.

Consolidated sales amounted to MSEK 16,869 (13,107), an increase of 29 percent. In local currencies, the corresponding increase is 25 percent. Organic growth was 10 percent (6). Acquisitions during the last year have increased sales by MSEK 1,666.

Operating income before amortization of goodwill amounted to MSEK 1,076 (758), an increase of 42 percent. In local currencies, the corresponding increase is 39 percent. The operating margin was 6.4 percent (5.8).

Income before taxes amounted to MSEK 565 (317), an increase of 78 percent. In local currencies, the corresponding increase is 76 percent.

Adjusted income, defined as operating income before amortization of goodwill adjusted for net financial items and current taxes, amounted to MSEK 636 (458).

Free cash flow amounted to MSEK 347 (383), or 55 percent (84) of adjusted income. Cash flow was affected by an increase in prepaid insurance premiums of MSEK 100 compared with the previous year and an increase in customer receivables of MSEK 150 in connection with the introduction of the euro.

Earnings per share after full taxes rose by 61 percent to SEK 0.92 (0.57). Earnings per share after current taxes amounted to SEK 0.90 (0.62).

Sales and organic growth, 1998-2002



18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
12%
10%
8%
6%
4%
2%
0%
Q1-98 Q1-99 Q1-00 Q1-01 Q1-02
Sales, MSEK
Organic growth, %

Operating result and Operating margin, 1998-2002



1 200
1 000
800
600
400
200
0
12%
10%
8%
6%
4%
2%
0%
Q1-98 Q1-99 Q1-00 Q1-01 Q1-02
Operating result, MSEK
Operating margin, %

Income before taxes and Free cash flow, 1998-2002



600
500
400
300
200
100
0
Q1-98 Q1-99 Q1-00 Q1-01 Q1-02
Income before taxes, MSEK
Free cash flow, MSEK
* negative free cash flow

Development in the Group's divisions

Security Services USA

Organic growth amounted to 9 percent (3) and the operating margin was 6.0 percent (5.1).

Development in the U.S. during the first quarter confirms that operations have now, after extensive structural work, entered a normal stage of development and refinement. A higher operating margin is being generated through both cost savings and the increased gross margin resulting from the to date implemented salary and price increases. Approximatly three percentage points of the organic growth and MSEK 20 of income stem from the airport operations that are scheduled to be federalized at the end of the year.

After September 11, Securitas received a substantial number of additional security service assignments, which have since either been converted to permanent, long-term projects or been discontinued. In certain customer industries, the level of security has thereby been raised significantly, while other customer groups have not been affected.

Security Services Europe

Organic growth amounted to 8 percent (5) and the operating margin was 6.3 percent (6.2).

Good growth from the second half of 2001 is continuing. In connection with the events of September 11, demand for security services increased slightly in certain markets. This effect essentially is now gone.

The higher growth rate compared with the first quarter of 2001 is mainly attributable to France and Germany, which reported 12 and 5 percent organic growth, respectively, in the first quarter. The growth rate was affected negatively by the UK, due to the termination of unprofitable contracts.

Security Systems USA and Europe

Organic growth amounted to 0 percent (3) and the operating margin was 4.7 percent (5.5).

The European alarm operations continued to develop positively in terms of both volume and income. The integration of the Clemessy acquisition in France is progressing according to plan. U.S. operations have continued to develop unsatisfactorily in terms of both volume and income.

Direct Europe

Organic growth amounted to 13 percent (35) and the operating margin was 5.8 percent (9.7).

In addition to its original operations, Direct as of January 1 includes the alarm operations in Belgium and the Netherlands, acquired from Belgacom, as well as the small alarm operations in France taken over from Security Services. The new operations have increased Direct's sales by MSEK 93.

In Direct's original operations, a new wireless consumer concept is being introduced in the majority of its major markets, which has temporarily reduced the rate of increase in new sales since late last year. The number of new installations during the first quarter amounted to 18,100 units (16,600), representing an increase of 9 percent compared with the previous year.

In the original Direct operations, the total installed alarm base rose by 28 percent to 278,000 units (218,000), with an operating margin of 9 percent (10).

In Belgacom and the French operations that were taken over, the number of newly installed units was 2,800 and the total installed base 125,000 units.

Cash Handling Services USA and Europe

Organic growth amounted to 53 percent (16) and the operating margin was 8.3 percent (7.5).

The contract with HSBC and Barclays has affected sales by MSEK 160, with no effect on income. The introduction of the euro in Europe has affected European sales by approximately MSEK 270, with average operating margins for the divisions.

Loomis Fargo in the U.S. is included in the Group's cash handling operations from May 15, 2001. Organic growth is 7 percent. Loomis Fargo's operating margin, which is rising, amounts to 8 percent.

The cooperation between the European cash handling operations and Loomis in the U.S. has begun. Loomis provides expertise in ATM's, while Europe adds know-how in Cash Management.

Divisional overview, Q1 2002 and Q1 2001

	Security Services USA		Security Services Europe		Security Systems USA and Europe		Direct Europe		Cash Handling Services USA and Europe		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales, MSEK	7,407	6,391	5,420	4,556	825	821	381	236	2,836	1,103	16,869	13,107
Organic growth, %	*9*	*3*	*8*	*5*	*0*	*3*	*13*	*35*	*53*	*16*	*10*	*6*
Operating income before amort. of goodwill, MSEK	441	323	339	284	39	45	22	23	235	83	1,076	758
Operating margin, %	*6.0*	*5.1*	*6.3*	*6.2*	*4.7*	*5.5*	*5.8*	*9.7*	*8.3*	*7.5*	*6.4*	*5.8*
Operating capital employed as % of sales1)	*6*3)	*8*	*10*	*11*	*20*	*21*	*23*	*24*	*26*	*42*	*8*	*13*
Capital employed2)	9,531	12,687	6,642	6,391	1,360	1,358	891	295	6,153	2,644	24,577	23,375
Return on capital employed, %	*14*3)	*9*	*21*	*18*	*15*	*11*	*13*	*33*	*12*	*12*	*17*	*12*

1) Adjusted for full year sales of acquired entities
2) Excluding shares in associated companies
3) Calculated with reversal of the sale of customer receivables of MSEK 2,381 .

Acquisitions

Reporting of acquisitions

Organic growth
Sales growth adjusted for changes in exchange rates is reported as organic growth for units held for more than one year. Results for all acquired units are reported during the first year as acquired growth.

Rules for reporting acquisitions
Securitas' reports acquisitions in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 1:00 on Consolidated reporting. Accordingly, acquisition values, acquired assets including goodwill, acquired liabilities including interesting-bearing net debt and expenditures for action programs must be calculated in connection with acquisitions. The rules do not allow for allocations to general reserves or revaluations that can affect current income.

Investments in acquisitions 1999–2001
Investments in acquisitions in the statement of cash flow consist of cash payments, net liabilities assumed from acquired units and cash restructuring costs following from acquisitions. In connection with acquisitions primarily in the U.S. between 1999 and 2001, Securitas invested MSEK 18,342. This includes purchase payments of MSEK 13,202, assumed net liabilities of MSEK 4,355 and restructuring payments of MSEK 785.

Structural reserves
To the extent action programs directly following an acquisition result in future charges, they are reported as an allocation to structural reserves. Remaining structural reserves as of December 31, 2001 amounted to MSEK 158.

The Netherlands

On January 3, 2002, Security Services Europe acquired VNV Beveiliging B.V. (VNV), headquartered in Amsterdam. VNV is the second largest security company in the Netherlands. Together with Securitas' previous operations, sales in the Netherlands will amount to MSEK 1,800.

Sales in 2001 amounted to MSEK 1,616 (MEUR 174), with an operating margin of 7 percent.

The purchase price based on income for 2001 amounted to MSEK 1,094 (MEUR 121), resulting in goodwill of MSEK 1,020 (MEUR 113), which will be amortized over 20 years. No allocations to structural reserves have been made in connection with the acquisition. Depending on income in 2002, an additional purchase payment may have to be paid. The acquisition is expected to affect the Group's income positively in 2002.

Belgacom

In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in the Benelux and France. Belgacom Alert Services Holding (BASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction is being completed in three steps. In the first step, completed in 2001, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in BASH. In the second step, completed during the first quarter of 2002, Securitas transferred its French small alarms operations to BASH and secured a 70 percent majority holding in the company. These two steps did not involve any exchange of cash and no allocations were made to structural reserves.

In the third step, Belgacom has an option from 2003 to sell its minority interest to Securitas, which in turn will have an option from 2006 to buy Belgacom's minority share.

The operations are included in the Securitas Group from January 1, 2002.

Canada

In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price amounted to MSEK 32 (MCAD 5.0) and the acquisition gives rise to goodwill of MSEK 36 (MCAD 5.5). An allocation of MSEK 4 (MCAD 0.5) was made to structural reserves.

Operating cash flow

Investments in operating assets amounted to MSEK -380 (-344). In connection with the introduction of the euro, Cash Handling Services in Europe postponed investments of MSEK 50.

The cash flow effect of changes in other operating capital employed amounted to MSEK -283 (-6). The change in other operating capital employed includes an increase in prepaid insurance premiums of MSEK 100 compared with the previous year and an increase in customer receivables of MSEK 150 in connection with the introduction of the euro.

Operating cash flow amounted to MSEK 787 (683), equivalent to 73 percent (90) of operating income before amortization of goodwill.

Capital employed, net debt and shareholders'equity

The Group's operating capital employed was MSEK 5,645 (5,854 as of December 31, 2001), corresponding to 8 percent (9) of sales adjusted for full-year sales of acquired entities. During the period, acquisitions reduced operating capital employed by MSEK 235, which includes a liability of MSEK 337 related to the purchase price for VNV that will be paid during the second quarter of 2002. The structural reserve amounted to MSEK 115 as of March 31, 2002.

The Group's total capital employed rose to MSEK 24,587 (24,536 as of December 31, 2001). Acquisitions increased the Group's goodwill by MSEK 1,140 during the period. The conversion of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 824 during the first quarter.

The Group's net debt amounted to MSEK 12,884 (12,583 as of December 31, 2001).

Acquisitions increased net debt during the period by MSEK 905, of which purchase prices paid accounted for MSEK 828, assumed net liabilities for MSEK 34 and structural costs paid during the period for MSEK 43. The Group's net debt decreased by MSEK 238 during the first quarter due to the conversion of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,703 (11,936 as of December 31, 2001). The conversion of foreign assets and liabilities to SEK decreased shareholders' equity by MSEK 586 during the period.

Conversions of convertible debentures have increased consolidated shareholders' equity by MSEK 20, of which MSEK 20 pertains to restricted reserves. As a result of conversions, the number of outstanding shares increased by 249,849 to 361,331,170 per March 31, 2002.

Interest expense for the period on the outstanding convertible debenture loan amounted to MSEK 3 (8).

The net debt equity ratio was 1.10 (1.05 as of December 31, 2001).

The events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 as well as the annual report for 2001.

All investigations of the events of September 11 still show no indications that Globe Aviation Services in any way has been negligent in its actions or is otherwise at fault for the events. Its current contract gives Globe the right to transfer any claims for damages to the customer.

Globe Aviation Services is a separate operation and a separate legal entity with its own insurance protection. Any remaining liability for claims thus is limited to Globe 's own ability to pay and its insurance protection.

Together with American Airlines, Globe is a defendant in three lawsuits pertaining to the events of September 11. One suit pertains to a person who was in the World Trade Center at the time of the terrorist attacks and was killed. The two other suits pertain to property damage and business operations claims resulting from the attacks. Globe Aviation Services intends to vigorusly defend the cases. None of the suits is expected to impact Securitas' business operations or financial condition.

Incentive program for employees

Securitas has now completed the issue of a new incentive program for employees. More than 6,800 employees in 20 countries, including around 1,500 managers, have invested in the program, which was oversubscribed.

The total program amounts to MEUR 443.5. Securitas AB has issued four convertible loans of MEUR 110.87 each to an independent company formed specifically for this purpose – Securitas Convertible 2002 Holding S.A. – through which the employees subscribe for the shares.

The reference price for the Securitas share, which is based on the average closing price during the period April 24-30, was set at SEK 186.90. The EUR–SEK exchange rate was set at SEK 9.23, which results in a conversion price of EUR 20.30 on the first convertible loan. The second, third and fourth series will have a conversion price of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium). The program and convertible loan extend until May 2007.

The dilution effect amounts to 4.75 percent of the share capital and 3.34 percent of the votes measured after full conversion of existing outstanding convertible loans. The effective dilution is 3 percent adjusted for interest expenses.

Accounting principles

The new recommendations from the Swedish Financial Accounting Standards Council, active as of January 1, 2002, is applied in this report. The application of the new recommendations is not subject to any adjustments of the previous reported periods.

Group development

During the first quarter of 2002, the rate of organic growth and income growth both rose compared with the previous year. Divisionalization has resulted in greater focus in each business area and generated high organic growth and a substantial increase in income. The structural work in Security Services USA completed in 2001 has also contributed to the increase in sales and income.

We foresee a continued strong development.

STOCKHOLM, MAY 7, 2002



Thomas Berglund
President and CEO

Review report

We have undertaken a limited review of this interim report as per the recommendation issued by FAR. A limited review is materially limited compared with an audit. Nothing has emerged that indicates that the interim report does not fulfil the requirements according to the stock exchange and annual report laws.

Stockholm May 7, 2002
PricewaterhouseCoopers AB

Göran Tidström	Anders Lundin
Authorized Public Accountant	Authorized Public Accountant
Chief Auditor	

Income

MSEK	Jan-Mar 2002	Jan-Mar 2001	Jan-Dec 2001	Jan-Dec 2000
Sales, continuing operations	15,202.6	9,642.5	47,999.5	27,445.5
Sales, acquired businesses	1,666.0	3,464.1	12,364.1	13,361.0
Total sales	**16,868.6**	**13,106.6**	**60,363.6**	**40,806.5**
Production expenses	-14,411.9	-11,335.1	-51,978.1	-35,118.7
Gross income	**2,456.7**	**1,771.5**	**8,385.5**	**5,687.8**
Administration expenses	-1,380.4	-1,013.1	-4,531.0	-3,127.5
Operating income before amort. of goodwill	**1,076.3**	**758.4**	**3,854.5**	**2,560.3**
Operating margin, %	*6.4*	*5.8*	*6.4*	*6.3*
Amortization of goodwill	-303.4	-238.4	-1,089.8	-707.4
Operating income after amort. of goodwill	**772.9**	**520.0**	**2,764.7**	**1,852.9**
Net financial items	-208.3	-202.6	-862.8	-489.4
Income before taxes	**564.6**	**317.4**	**1,901.9**	**1,363.5**
Net margin, %	*3.3*	*2.4*	*3.2*	*3.3*
Current taxes	-232.3	-98.0	-548.3	-359.0
Deferred taxes	4.7	-16.1	-170.0	-153.0
Minority interest	-4.7	0.0	-0.9	-0.2
Income for the period	**332.3**	**203.3**	**1,182.7**	**851.3**

Cash flow

MSEK	Jan-Mar 2002	Jan-Mar 2001	Jan-Dec 2001	Jan-Dec 2000
Operating activities				
Operating income before amortization of goodwill	1,076.3	758.4	3,854.5	2,560.3
Capital expenditure on operations	-379.5	-344.0	-1,764.3	-1,202.3
Depreciation (excluding amortization of goodwill)	373.1	274.8	1,377.2	942.2
Changes in other operating capital employed	-282.7	-6.0	-103.0	-363.3
Cash flow from operations	**787.2**	**683.2**	**3,364.4**	**1,936.9**
Net financial items	-208.3	-202.6	-862.8	-489.4
Current taxes	-232.3	-98.0	-548.3	-359.0
Free cash flow	**346.6**	**382.6**	**1,953.3**	**1,088.5**
Cash flow from investing activities, acquisitions	-905.4	-161.1	-3,001.5	-10,944.3
Cash flow from financial activities, excl. change in interest-bearing assets and liabilities	20.2	-	2,331.6	-356.3
Net cash flow	**-538.6**	**221.5**	**1,283.4**	**-10,212.1**

Changes in net debt

MSEK	Mar 31, 2002	Dec 31, 2001	Mar 31, 2001	Dec 31, 2000
Opening balace	**-12,582.6**	**-12,418.8**	**-12,418.8**	**-2,052.6**
Net cash flow	-538.6	1,283.4	221.5	-10,212.1
Translation differences	237.6	-1,447.2	-907.0	-154.1
Closing balance, net debt	**-12,883.6**	**-12,582.6**	**-13,104.3**	**-12,418.8**

Capital employed, net debt and shareholders´equity

MSEK	Mar 31, 2002	Dec 31, 2001	Mar 31, 2001	Dec 31, 2000
Operating capital employed	**5,644.9**	**5,854.1**	**7,318.7**	**6,743.2**
Return on operating capital employed, %	*73*	*61*	*41*	*48*
Operating capital employed as % of sales [1)]	*8*	*9*	*13*	*13*
Shares in associated companies	10.7	42.4	645.8	602.6
Goodwill	18,931.7	18,639.9	16,056.7	15,133.7
Capital employed	**24,587.3**	**24,536.4**	**24,021.2**	**22,479.5**
Net debt	**-12,883.6**	**-12,582.6**	**-13,104.3**	**-12,418.8**
Minority interest	0.8	17.5	1.6	1.5
Shareholders´equity	**11,702.9**	**11,936.3**	**10,915.3**	**10,059.2**
Net debt to equity, times	*1.10*	*1.05*	*1.20*	*1.23*

1) Adjusted for full year sales of acquired entities

Balance sheet

MSEK	Mar 31, 2002	Dec 31, 2001	Mar 31, 2001	Dec 31, 2000
ASSETS				
Fixed assets				
Goodwill	18,931.7	18,639.9	16,056.7	15,133.7
Other intangible fixed assets	280.3	295.4	283.4	285.3
Tangible fixed assets	5,163.5	5,182.2	3,901.7	3,691.8
Shares in associated companies	10.7	42.4	645.8	602.6
Non-interest bearing financial fixed assets	3,399.8	3,485.0	3,659.6	3,217,8
Interest bearing financial fixed assets	69.6	83.9	95.9	97.8
Total fixed assets	**27,855.6**	**27,728.8**	**24,643.1**	**23,029.0**
Current assets				
Non-interest bearing current assets	10,727.2	10,367.9	10,911.3	9,890.6
Cash and liquid funds	1,021.6	978.6	1,765.9	2,024.6
Total current assets	**11,748.8**	**11,346.5**	**12,677.2**	**11,915.2**
TOTAL ASSETS	**39,604.4**	**39,075.3**	**37,320.3**	**34,944.2**

MSEK	Mar 31, 2002	Dec 31, 2001	Mar 31, 2001	Dec 31, 2000
SHAREHOLDERS´EQUITY AND LIABILITIES				
Shareholders´ equity				
Restricted equity	8,042.0	8,452.3	8,139.1	7,770.3
Non-restricted equity	3,660.9	3,484.0	2,776.2	2,288.9
Total shareholders´ equity	**11,702.9**	**11,936.3**	**10,915.3**	**10,059.2**
Equity ratio, %	*30*	*31*	*29*	*29*
Minority interest	**0.8**	**17.5**	**1.6**	**1.5**
Liabilities				
Provisions	**2,829.3**	**2,971.0**	**3,192.5**	**1,884.8**
Long-term liabilities				
Non-interest bearing long-term liabilities	324.7	352.8	363.2	313.5
Interest bearing long-term liabilities	11,371.2	11,436.5	11,679.7	7,068.7
Total long-term liabilities	**11,695.9**	**11,789.3**	**12,042.9**	**7,382.2**
Current liabilities				
Non-interest bearing current liabilities	10,771.9	10,152.6	7,908.3	8,144.1
Interest bearing current liabilities	2,603.6	2,208.6	3,259.7	7,472.4
Total current liabilities	**13,375.5**	**12,361.2**	**11,168.0**	**15,616.5**
TOTAL SHAREHOLDERS´ EQUITY & LIABILITIES	**39,604.4**	**39,075.3**	**37,320.3**	**34,944.2**

CHANGES IN SHAREHOLDERS´ EQUITY

MSEK	Share Capital	Restricted reserves	Non-restricted reserves	Total
Opening balance	361.1	8,091.2	3,484.0	11,936.3
Conversion	0.2	20.0	-	20.2
Net income for the period	-	-	332.3	332.3
Transfer between restricted & non-restricted reserves	-	-103.5	103.5	-
Translation differences	-	-327.0	-258.9	-585.9
Closing balance	**361.3**	**7,680.7**	**3,660.9**	**11,702.9**

Data per share

SEK	Mar 31, 2002	Mar 31, 2001	Dec 31, 2001	Dec 31, 2000
Share price, end of the period	205.50	173.00	199.00	175.00
Earnings after current taxes, after full conversion	0.90	0.62	3.73	2.81
Earnings after full taxes, before full conversion	0.93	0.59	3.33	2.45
Earnings after full taxes, after full conversion	0.92	0.57	3.27	2.39
Dividend	-	-	1.50	1.20
P/E-ratio after full conversion	-	-	61	73
Number of shares outstanding	361,331,170	356,318,317	361,081,321	356,318,317
Average number of shares outstanding	358,225,911	356,318,317	358,098,487	356,318,317
Number of shares after full conversion	365,123,348	365,123,348	365,123,348	365,123,348
Average number of shares after full conversion	365,123,348	365,123,348	365,123,348	365,123,348

Further information regarding earnings per share

MSEK	Jan-Mar 2002	Jan-Mar 2001	Jan-Dec 2001	Jan-Dec 2000
Net income for the period	332.3	203.3	1,182.7	851.3
Interest cost for the convertible loan, net of 28 % tax	2.0	5.5	10.2	20.9
Net income used in data per share calculations	334.3	208.8	1,192.9	872.2

Securitas – a World Leader in Security

Securitas is a world leader in security with operations in more than 30 countries
in Security Services, Security Systems, Direct,
Cash Handling Services and Consulting & Investigations.
The Group has about 230,000 employees.

For further information about the Press Release, please contact:

President and CEO Thomas Berglund, +44 20 8432 6500
Deputy CEO Amund Skarholt, +44 20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 20 8432 6500
Henrik Brehmer, Investor Relations, +44 20 8432 6523

Information Meeting and Telephone Conference

An Information Meeting and Telephone Conference will be held in connection
with the Interim Report on Tuesday, May 7, 2002, at 3.00 pm CET.

The Information Meeting will take place at Securitas, Lindhagensplan 70, Stockholm.

The telephone numbers for the conference are +44 (0)20 8781 0562 or +44 (0)20 8781 0563


SECURITAS

Inegrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm; Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

(8)



Press Release from Securitas AB

May 10, 2002

Comments on speculations regarding Securitas and Chubb

Securitas has the following announcement to make concerning the recent press speculation regarding Securitas and Chubb.

Securitas has a two leg strategy.

One is to grow by developing its existing business. The second is to grow by acquisitions. Our aim has all the time been to do this and at the same time increase earnings per share.

We are continusly having discussions with companies in the industry concering potential cooperations and acquisitions.

We have been in discussions with Chubb on a possible business combination. The discussions have been of a very preliminary nature. So far no results have been achieved.

Further information can be obtained from Thomas Berglund, President and CEO, Håkan Winberg, Executive Vice President and CFO and Henrik Brehmer, Senior Vice President Investor Relations, phone: +44 208 432 6500

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



(9)

03 MAY -7 AM 7:21

Press Release from Securitas AB

May 13, 2002

Securitas and Chubb ends discussions

After a period of preliminary discussions, both parties have come to the conclusion, that although there are obvious synergies between the two companies, it has not been possible to reach an agreement that is financially attractive to the respective shareholders.

Further information may be obtained from:

Thomas Berglund, CEO +44 (0) 20 8432 6551,
Håkan Winberg, CFO +44 (0) 7990 562 582, +44 (0) 7990 562 582,
Henrik Brehmer, Investor Relations +44 (0) 20 8432 6523, +44 (0) 7884117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



(10)

03 MAY -7 AM 7:21

Press Release from Securitas AB

July 11, 2002
11:30

Acquisitions in Hungary and Poland

Securitas has acquired Koetter Security Hungaria KFT with 455 employees and annual sales of MHUF 920 (MSEK 35) in security services (50%) and cash handling services (50%). The purchase price amounts to MHUF 340 (MSEK 13) which gives a goodwill of MHUF 276 (MSEK 10) to be amortized over 5 years.

After the acquistion Securitas in Hungary will have annual sales of MHUF 3 900 (MSEK 146) and 1200 employees.

Securitas has also acquired Elberg Sp.z.o.o in eastern Poland with 158 employees and annual sales of MPLN 4.3 (MSEK 11) in security services (60%) and security systems (40%). The purchase price amounts to MPLN 1 (MSEK 2,4) which gives a goodwill of MPLN 1 (MSEK 2,4) to be amortized over 5 years.

After the acquisition Securitas in Poland will have annual sales of MPLN 131 (MSEK 328) and 3000 employees.

Further information can be obtained from Thomas Berglund, President and CEO, Håkan Winberg, Executive Vice President and CFO and Henrik Brehmer, Senior Vice President Investor Relations, phone: +44 208 432 6500

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70





Press Release from Securitas AB

July 31, 2002
14:15

Invitation to Information Meeting on August 8 regarding Securitas AB's First Half-Year Report: January – June, 2002

On account of the publication of the First Half-Year Report of Securitas AB, we hereby invite you to an information meeting and telephone conference.

Time: Thursday, August 8, 2002, at 3 p.m. CET.
Place: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Agenda: 3 p.m.-3.30 p.m. CET: Presentation
3.30 p.m. CET: Q & A session
The presentation will be held in English

Participants from Securitas AB are:
Thomas Berglund, CEO, Amund Skarholt, COO and Håkan Winberg CFO.

The Report
The press release of the First Half-Year Report will be issued at approximately 12 noon CET, Thursday August 8.

Presentation slides
The presentation slides will be available at: www.securitasgroup.com at approximately 2.30 p.m. CET,Thursday August 8.

The meeting can also be followed via a telephone conference or live webcast

Telephone conference:
Phone number: +44 (0) 20 8240 8241, Conference name: Securitas
A recorded version of the presentation will be available for ten days after the information meeting at phone number: +44 (0) 20 8288 4459, access code 591642

Live Webcast:
Live webcast at www.securitasgroup.com
A recorded version of the webcast will be available during one month after the information meeting on our website.

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0)20 8432 6523, mobile +44 (0)7884 117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

August 08, 2002
11:30

Report January – June 2002

Sales increased by 20 percent to MSEK 33,533 (27,867)

Organic growth amounted to 12 percent (5)
In the second quarter, organic growth was 14 percent (4)

The operating margin amounted to 6.4 percent (5.8)

Income before taxes rose by 63 percent to MSEK 1,128 (694)

Free cash flow amounted to MSEK 1,029 (706),
corresponding to 80 percent (73) of adjusted income

Earnings per share after full taxes and after full conversion
rose by 51 percent to SEK 1.84 (1.22)

PDF of the report available below

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Download files




SECURITAS

Securitas AB

Interim Report
January – June 2002

Sales increased by 20 percent to MSEK 33,533 (27,867)

Organic growth amounted to 12 percent (5)
In the second quarter, organic growth was 14 percent (4)

The operating margin amounted to 6.4 percent (5.8)

Income before taxes rose by 63 percent to MSEK 1,128 (694)

Free cash flow amounted to MSEK 1,029 (706), corresponding to 80 percent (73) of adjusted income

Earnings per share after full taxes and after full conversion rose by 51 percent to SEK 1.84 (1.22)

Interim Report January-June 2002

Sales, income and free cash flow for the Group

Three years of building the U.S. platform, and increased focus through divisionalization of Securitas, continue to produce increasing organic growth in volume and income.

Consolidated sales amounted to MSEK 33,533 (27,867), an increase of 20 percent. In local currencies, the corresponding increase is 21 percent. Organic growth was 12 percent (5). In the second quarter, organic growth was 14 percent (4). Acquisitions during the last year have raised sales by MSEK 2,817. Acquisitions increased second-quarter sales by MSEK 1,151.

Operating income before amortization of goodwill amounted to MSEK 2,137 (1,624), an increase of 32 percent. In local currencies, the corresponding increase is 34 percent. The operating margin was 6.4 percent (5.8). In the second quarter, operating income amounted to MSEK 1,060 (866), an increase of 22 percent. In local currencies, the increase is 29 percent. The operating margin for the second quarter was 6.4 percent (5.9).

Income before taxes amounted to MSEK 1,128 (694), an increase of 63 percent. In local currencies, the corresponding increase is 66 percent. In the second quarter, income before taxes amounted to MSEK 563 (376), an increase of 50 percent. In local currencies the corresponding increase is 57 percent.

Adjusted income, defined as operating income before amortization of goodwill adjusted for net financial items and current taxes, amounted to MSEK 1,282 (965).

Free cash flow amounted to MSEK 1,029 (706), or 80 percent (73) of adjusted income. In the second quarter, free cash flow amounted to MSEK 683 (324), or 106 percent (64) of adjusted income. Cash flow has been affected positively by a strong focus on accounts receivable in all divisions. Accounts receivable in Cash Handling Services have now returned to a normal level.

Earnings per share after full taxes and full conversion rose by 51 percent to SEK 1.84 (1.22). Earnings per share after current taxes amounted to SEK 1.89 (1.28), an increase of 48 percent.


Sales and Organic growth, 1998-2002
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
12 %
10 %
8 %
6 %
4 %
2 %
0 %
H1-98 H1-99 H1-00 H1-01 H1-02
Sales, MSEK
Organic growth, %
Operating result and Operating margin, 1998-2002
2 500
2 000
1 500
1 000
500
0
12%
10%
8%
6%
4%
2%
0%
H1-98 H1-99 H1-00 H1-01 H1-02
Operating result, MSEK
Operating margin, %
Income before taxes and Free cash flow, 1998-2002
1 200
1 000
800
600
400
200
0
H1-98 H1-99 H1-00 H1-01 H1-02
Income before taxes, MSEK
Free cash flow, MSEK

Development in the Group's divisions

Security Services USA

Organic growth amounted to 11 percent (2) and the operating margin was 6.0 percent (5.0). In the second quarter, organic growth amounted to 14 percent (1) and the operating margin to 6.1 percent (5.0).

Development in the U.S. during the first half year confirms that after extensive structural work operations have now entered a normal stage of development and refinement. A higher operating margin is being generated through cost savings and improved operational efficiency. Lost volume and credit losses in connection with major bankruptcies in the U.S. have in terms of both volume and margins been compensated. Five percentage points of organic growth and MSEK 55 of income are considered to be of temporary nature in the U.S.

After September 11, Securitas-owned companies in the U.S. received a substantial number of additional security service assignments, which have since either been converted to permanent, long-term projects or been discontinued. In certain customer industries, the level of security has thereby been raised significantly, while other customer groups have not been affected.

Security Services Europe

Organic growth amounted to 10 percent (5) and the operating margin was 6.4 percent (6.4). In the second quarter, organic growth amounted to 11 percent (5) and the operating margin to 6.6 percent (6.5). The underlying margin trend is positive, but has due to the higher growth rate been impacted by significant start-up costs. Beginning in June, the margin will be affected positively by the price increases now being implemented in France.

The higher growth rate compared with the first half of 2001 is attributable to a generally better development and continued increase in France and Germany.

Security Systems USA and Europe

Organic growth amounted to 5 percent (2) and the operating margin was 5.9 percent (6.8). In the second quarter, organic growth amounted to 9 percent (1) and the operating margin to 7.0 percent (8.0).

The European alarm operations continue to develop positively in terms of both volume and income. The integration of the Clemessy acquisition in France is progressing according to plan.

U.S. operations have entered a more stable stage and is approaching a break-even result. Further stabilization is expected in the autumn, with rising volumes and continued income improvement.

Direct Europe

Organic growth amounted to 13 percent (30) and the operating margin was 6.1 percent (9.5). In the second quarter, organic growth amounted to 14 percent (25) and the operating margin to 6.3 percent (9.4).

In addition to its original operations, Direct as of January 1 includes the loss-making alarm operations in Belgium and the Netherlands acquired from Belgacom and the small alarm operations in France taken over from Security Services Europe. The new operations have increased Direct's sales by MSEK 224.

In Direct's original operations, a new wireless consumer concept is being introduced in the majority of its major markets. In Spain, where the introduction is furthest along, a new record was set in July – 7,500 new installations. The number of new installations during the first half year amounted to 38,100 (35,400), which raised the total installed alarm base by 28 percent to 298,400 (233,900) units.

The operating margin in the original Direct operations was 10 percent (10).

The number of newly installed units in Belgacom and the French operations that were taken over was 7,400, for a total installed base of 125,800 units. Restructuring work in these units is progressing according to plan.

Cash Handling Services USA and Europe

Organic growth amounted to 36 percent (16) and the operating margin was 7.4 percent (6.9). In the second quarter, organic growth amounted to 18 percent (16) and the operating margin to 6.5 percent (6.5). Loomis Fargo is included in the organic growth as of May 15, 2002.

The contract with HSBC and Barclays has increased organic growth by MSEK 320, with no effect on income. The introduction of the Euro in Europe affected sales in the first quarter by approximately MSEK 270, with average operating margins for the divisions.

Acquisitions

Accounting principles

Rules for reporting acquisitions
Securitas reports acquisitions in accordance with the Swedish Financial Accounting Standards council's recommendation RR 1:00 on Consolidated reporting. Accordingly, acquisition values, acquired assets including goodwill, acquired liabilities including interest-bearing net debt and expenditures for action programs must be calculated in connection with acquisitions. The rules do not allow for allocations to general reserves or revaluations that can affect current income.

Structural reserves in connection with acquisitions
To the extent action programs directly following an acquisition result in future charges, they are reported as an allocation to structural reserves. Remaining structural reserves as of December 31, 2001 amounted to MSEK 158. As of June 30, 2002, structural reserves amounted to MSEK 83.

Reporting of organic growth
Sales growth adjusted for changes in exchange rates is reported as organic growth for units held for more than one year. Results for all acquired units are reported during the first year as acquired growth.

Investments in acquisitions 1999–2001
Investments in acquisitions in the statement of cash flow consist of cash payments, net liabilities assumed from acquired units and cash restructuring costs following from the acquisitions. In 1999-2001, in connection with acquisitions primarily in the U.S., Securitas invested MSEK 18,342. This includes purchase payments of MSEK 13,202, assumed net liabilities of MSEK 4,355 and restructuring payments of MSEK 785.

Acquisitions

The Netherlands

On January 3, 2002, Security Services Europe acquired VNV Beveiliging B.V. (VNV), headquartered in Amsterdam. VNV is the second largest security company in the Netherlands. Together with Securitas' previous operations, sales in the Netherlands will amount to MSEK 1,800.

Divisional overview, six months 2002 and 2001

	Security Services USA		Security Services Europe		Security Systems USA and Europe		Direct Europe		Cash Handling Services USA and Europe		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales, MSEK	14,522	13,591	11,050	9,297	1,752	1,643	825	486	5,384	2,850	33,533	27,867
Organic growth, %	*11*	*2*	*10*	*5*	*5*	*2*	*13*	*30*	*36*	*16*	*12*	*5*
Operating income before amort. of goodwill, MSEK	875	680	708	591	104	111	50	46	400	196	2,137	1,624
Operating margin, %	*6.0*	*5.0*	*6.4*	*6.4*	*5.9*	*6.8*	*6.1*	*9.5*	*7.4*	*6.9*	*6.4*	*5.8*
Operating capital employed as % of sales[1)]	*6[3)]*	*8[3)]*	*11*	*12*	*19*	*24*	*26*	*30*	*25*	*27*	*9*	*10*
Capital employed[2)]	8,546	10,888	6,979	6,585	1,350	1,462	929	336	5,639	5,817	23,443	25,088
Return on capital employed, %	*21*	*12*	*21*	*18*	*16*	*14*	*13*	*29*	*15*	*12[4)]*	*19*	*14*

1) Adjusted for full year sales of acquired entities
2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,953 (2,299)
4) Including the full year effect of Loomis Fargo

Sales in 2001 amounted to MSEK 1,616 (MEUR 174), with an operating margin of 7 percent.

The purchase price based on income for 2001 amounted to MSEK 1,094 (MEUR 121), resulting in goodwill of MSEK 1,049 (MEUR 116) to be amortized over 20 years. No allocations to structural reserves have been made in connection with the acquisition. Depending on income in 2002, an additional purchase payment may have to be paid. The acquisition is expected to affect the Group's income positively in 2002.

Belgacom

In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in France and the Benelux. Belgacom Alert Services Holding (BASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction is being completed in three steps. In the first step, completed in 2001, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in BASH. In the second step, completed during the first quarter of 2002, Securitas transferred its French small alarms operations to BASH and secured a 70-percent majority holding in the company. These two steps did not involve any exchange of cash and no allocations were made to structural reserves.

In the third step, Belgacom has an option from 2003 to sell its minority interest to Securitas, which in turn has an option from 2006 to buy Belgacom's minority share.

The operations are included in the Securitas Group from January 1, 2002.

Canada

In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price amounted to MSEK 32 (MCAD 5.0) and gave rise to goodwill of MSEK 36 (MCAD 5.5). An allocation of MSEK 4 (MCAD 0.5) was made to structural reserves.

Other acquisitions

In July 2002, Security Service Europe reached an agreement to acquire Koetter Security Hungaria KFT, with 455 employees and annual sales of MSEK 35 (MHUF 920). Its operations consist of security services (50%) and cash handling services (50%). The negotiated purchase price of MSEK 13 (MHUF 340) gives rise to goodwill of MSEK 10 (MHUF 276) to be amortized over 5 years.

After the acquisition, Securitas in Hungary will have annual sales of MSEK 146 (MHUF 3,900) and 1,200 employees.

In June Securitas also acquired Elberg Sp.z.o.o in eastern Poland, with 158 employees and annual sales of MSEK 11 (MPLN 4.3) in security services (60%) and security systems (40%). The purchase price amounts to MSEK 2.4 (MPLN 1), which gives rise to goodwill of MSEK 2.4 (MPLN 1) to be amortized over 5 years.

After the acquisition, Securitas in Poland will have annual sales of MSEK 328 (MPLN 131) and 3,000 employees.

As planned, Cash Handling Services Europe has acquired the remaining 15 percent of the shares in Ausysegur of Spain effective July 1, 2002. Ausysegur, which was originally acquired in 2000, has sales of MSEK 530 and operations in cash handling and security services. The acquisition has helped to create a strong and profitable cash handling business in Spain.

Operating cash flow

Investments in operating assets amounted to MSEK -898 (-765). Payment for the Euro project within Cash Handling Services has now been received, which has brought accounts receivable back to a normal level. The cash flow effect of changes in other operating capital employed amounted to MSEK -96 (-86).

Operating cash flow thus amounted to MSEK 1,884 (1,365), equivalent to 88 percent (84) of operating income before amortization of goodwill.

Capital employed, net debt and shareholders' equity

The Group's operating capital employed was MSEK 6,164 (5,854 as of December 31, 2001), corresponding to 9 percent (9) of sales adjusted for full year sales of acquired entities. During the period,

Acquisitions January - June 2002 (MSEK)

Date	Company	Division 1)	Annual sales 2)	Purchase price 3)	Enterprise value 4)	Goodwill 5)	Of which structural reserve
Opening balance						**18 640**	**158**
	VNV Beveiliging	Security Services	1 616	1 094	1 135	1 049	-
	Other acquisitions first half year 6)		455	109	113	144	6
Total acquisitions January - June 2002			**2 071**	**1 203**	**1 248**	**1 193**	**6**
Amort. of goodwill/reversal of structural reserve						-592	-68
Exchange rate differences						-1 962	-13
Closing balance						**17 279**	**83**

1) Refers to division with chief responsibility for the acquisition 2) Estimated annual sales at the time of acquisition in SEK at the exchange rate at the time of acquisition
3) Price paid to the seller 4) Purchase price plus assumed net liabilities 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company
6) Alta Vaktservice, Norway; contract portfolio, Denmark; Transval, France; Intersafe, Belgium; Prosecco, Belgium; ANBD, the Netherlands; Vision Security and Inv., Canada; Organización Fiel, Argentina (part payment); Belgacom Alert Services, Belgium; Svensk schäferhundsvakt, Sweden; Salco, Spain; Elberg, Poland

acquisitions increased operating capital employed by MSEK 123. The structural reserve amounted to MSEK 83 as of June 30, 2002.

The Group's total capital employed declined to MSEK 23,446 (24,536 as of December 31, 2001). Acquisitions increased consolidated goodwill by MSEK 1,193 during the period. The conversion of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 2,141 during the first half year.

The Group's net debt amounted to MSEK 12,415 (12,583 as of December 31, 2001).

Acquisitions increased the Group's net debt during the period by MSEK 1,316, of which acquisition payments accounted for MSEK 1,203, assumed net liabilities for MSEK 45 and structural costs paid during the period for MSEK 68. During the second quarter, structural cost payments totaled MSEK 25. The Group's net debt decreased by MSEK 1,007 during the first half year due to the conversion of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,027 (11,936 as of December 31, 2001). The conversion of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 1,134 during the first half year.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 102, of which MSEK 1 pertains to share capital and MSEK 101 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 1,285,845 to 362,367,166 per June 30, 2002.

A dividend of MSEK 542 was paid to shareholders during the second quarter.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 27 (12).

The net debt equity ratio was 1.13 (1.05 as of December 31, 2001).

The events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual report for 2001.

All investigations of the events of September 11 still show no indications that Globe in any way has been negligent in its actions or is otherwise at fault for the events. Its current contract gives Globe the right to transfer any claims for damages to the customer.

Globe is a separate operation and a separate legal entity with its own insurance protection. Any remaining liability for claims thus is limited to Globe's own ability to pay and its insurance protection.

Together with American Airlines, Globe is a defendant in six lawsuits pertaining to the events of September 11. Two suits pertain to persons who were in the World Trade Center at the time of the terrorist attacks and were killed. One suit pertains to a passenger who died aboard one of the aircraft. The three other suits relate to property damage and business operations claims arising out of the attacks. Globe Aviation Services plans to challenge these suits. None of the suits is expected to impact Securitas' business operations or financial position.

Incentive program for employees

Securitas has completed the issue of a new incentive program for employees. More than 6,800 employees in 20 countries, including around 1,500 managers, have invested in the program, which was oversubscribed.

The reference price for the Securitas share was set at SEK 186.90 and the EUR-SEK exchange rate was set at SEK 9.2275, which gives a reference price in EUR of 20.30. The program and the convertible debentures, which total MEUR 443.5, run until May 2007.

The dilution effect will be 4.75 percent of the share capital and 3.34 percent of the votes measured after full conversion of existing outstanding convertible debenture programs. The effective dilution is 3 percent adjusted for interest expenses. Total amount of shares can increase by 17,349,913 as a consequence of the new incentive program.

Securitas has no option programs for management connected to the Securitas share.

Accounting principles

The new recommendations of the Swedish Financial Accounting Standards Council, which entered into force on January 1, 2002, are applied in this report. Their application has not necessitated any adjustments in previously reported periods.

The Group's development

Organic growth and the income growth rate are higher than the previous year. For the full year 2002, income before taxes is expected to increase by 40 percent excluding exchange rate effects.

STOCKHOLM, AUGUST 8, 2002



Thomas Berglund
President and Chief Executive Officer

Review report
We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, August 8, 2002
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Chief Auditor

Anders Lundin
Authorized Public Accountant

Income

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Jan-Dec 2001	Jan-Dec 2000
Sales, continuing operations	15,513.6	10,195.5	30,716.2	19,838.0	47,999.5	27.445.5
Sales, acquired businesses	1,150.6	4,565.2	2,816.6	8,029.3	12,364.1	13.361,0
Total sales	**16,664.2**	**14,760.7**	**33,532.8**	**27,867.3**	**60,363.6**	**40.806.5**
Organic growth, %	*14*	*4*	*12*	*5*	*7*	*6*
Production expenses	-14,141.0	-12,804.6	-28,552.9	-24,139.7	-51,978.1	-35.118.7
Gross income	**2,523.2**	**1,956.1**	**4,979.9**	**3,727.6**	**8,385.5**	**5.687.8**
Administration expenses	-1,463.0	-1,090.3	-2,843.4	-2,103.4	-4,531.0	-3.127.5
Operating income before amort. of goodwill	**1,060.2**	**865.8**	**2,136.5**	**1,624.2**	**3,854.5**	**2.560.3**
Operating margin, %	*6.4*	*5.9*	*6.4*	*5.8*	*6.4*	*6.3*
Amortization of goodwill	-288.4	-268.4	-591.8	-506.8	-1,089.8	-707.4
Operating income after amort. of goodwill	**771,8**	**597.4**	**1,544.7**	**1,117.4**	**2,764.7**	**1.852.9**
Net financial items	-208.7	-221.1	-417.0	-423.7	-862.8	-489.4
Income before taxes	**563.1**	**376.3**	**1,127.7**	**693.7**	**1,901.9**	**1.363.5**
Net margin, %	*3.4*	*2.5*	*3.4*	*2.5*	*3.2*	*3.3*
Current taxes	-205.6	-137.5	-437.9	-235.5	-548.3	-359.0
Deferred taxes	-20.9	-5.0	-16.2	-21.1	-170.0	-153.0
Minority interest	-4.6	-0.1	-9.3	-0.1	-0.9	-0.2
Income for the period	332.0	233.7	664.3	437.0	1,182.7	851.3

Cash flow

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Jan-Dec 2001	Jan-Dec 2000
Operating activities						
Operating income before amortization of goodwill	1,060.2	865.8	2,136.5	1,624.2	3,854.5	2,560.3
Capital expenditure on operations	-518.3	-420.6	-897.8	-764.6	-1,764.3	-1,202.3
Depreciation (excluding amortization of goodwill)	368.4	317.0	741.5	591.8	1,377.2	942.2
Changes in other operating capital employed	186.6	-80.0	-96.1	-86.0	-103.0	-363.3
Cash flow from operations	**1,096.9**	**682.2**	**1,884.1**	**1,365.4**	**3,364.4**	**1,936.9**
Cash flow from operations, %	*103*	*79*	*88*	*84*	*87*	*76*
Net financial items	-208.7	-221.1	-417.0	-423.7	-862.8	-489.4
Current taxes	-205.6	-137.5	-437.9	-235.5	-548.3	-359.0
Free cash flow	**682.6**	**323.6**	**1,029.2**	**706.2**	**1,953.3**	**1,088.5**
Free cash flow, % 1)	*106*	*64*	*80*	*73*	*80*	*64*
Cash flow from investing activities, acquisitions	-411.0	-2,770.1	-1,316.4	-2,931.2	-3,001.5	-10,944.3
Cash flow from financial activities, excl. *change in interest-bearing assets and liabilities*	-571.7	2,018.6	-551.5	2,018.6	2,331.6	-356.3
Net cash flow	**-300.1**	**-427.9**	**-838.7**	**-206.4**	**1,283.4**	**-10,212.1**

Changes in net debt

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	Jan-dec 2001	Jan-Dec 2000
Opening balance	**-12,883.6**	**-13,104.3**	**-12,582.6**	**-12,418.8**	**-12,418.8**	**-2,052.6**
Net cash flow	-300.1	-427.9	-838.7	-206.4	1,283.4	-10,212.1
Translation differences	769.0	-417.6	1,006.6	-1,324.6	-1,447.2	-154.1
Closing balance, net debt	**-12,414.7**	**-13,949.8**	**-12,414.7**	**-13,949.8**	**-12,582.6**	**-12,418.8**

Capital employed, net debt and shareholders' equity

MSEK	30 Jun 2002	31 Mar 2002	31 Dec 2001	30 Jun 2001	31 Mar 2001	31 Dec 2000
Operating capital employed	**6,163.7**	**5,644.9**	**5,854.1**	**6,186.0**	**7,318.7**	**6,743.2**
Return on operating capital employed, %	*73*	*73*	*61*	*50*	*41*	*48*
Operating capital employed as % of sales 2)	*9*	*8*	*9*	*10*	*13*	*13*
Shares in associated companies	3.1	10.7	42.4	12.1	645.8	602.6
Goodwill	17,279.2	18,931.7	18,639.9	18,902.4	16,056.7	15,133.7
Capital employed	**23,446.0**	**24,587.3**	**24,536.4**	**25,100.5**	**24,021.2**	**22,479.5**
Return on capital employed, % 3)	*19*	*17*	*16*	*14*	*12*	*12*
Net debt	**-12,414.7**	**-12,883.6**	**-12,582.6**	**-13,949.8**	**-13,104.3**	**-12,418.8**
Minority interest	**4.4**	**0.8**	**17.5**	**-0.2**	**1.6**	**1.5**
Shareholders' equity	**11,026.9**	**11,702.9**	**11,936.3**	**11,150.9**	**10,915.3**	**10,059.2**
Net debt to equity, times	*1.13*	*1.10*	*1.05*	*1.25*	*1.20*	*1.23*

1) Free cash flow in percent of operating income reduced by current taxes and finance net (adjusted income)
2) Adjusted for full year sales of acquired entities
3) Operating income before amortization of goodwill (rolling 12 months) in percent of closing balance capital employed (excluding shares in associated companies)

Balance sheet

MSEK	30 Jun 2002	31 Mar 2002	31 Dec 2001	30 Jun 2001	31 Mar 2001	31 Dec 2000
ASSETS						
Fixed assets						
Goodwill	17,279.2	18,931.7	18.639.9	18,902.4	16,056.7	15,133.7
Other intangible fixed assets	288.0	280.3	295.4	284.2	283.4	285.3
Tangible fixed assets	5,136.2	5,163.5	5.182.2	4,662.9	3,901.7	3.691.8
Shares in associated companies	3.1	10.7	42.4	12.1	645.8	602,6
Non-interest bearing financial fixed assets	3,156.4	3,399.8	3.485.0	3,693.2	3,659.6	3,217,8
Interest bearing financial fixed assets	145.8	69.6	83.9	85.0	95.9	97.8
Total fixed assets	**26,008.7**	**27,855.6**	**27.728.8**	**27,639.8**	**24,643.1**	**23,029.0**
Current assets						
Non-interest bearing current assets	10,180.8	10,727.2	10.367.9	9,912,3	10,911.3	9,890.6
Cash and liquid funds	1,423.0	1,021.6	978.6	565.7	1,765.9	2,024.6
Total current assets	**11,603.8**	**11,748.8**	**11.346.5**	**10,478.0**	**12,677.2**	**11,915.2**
TOTAL ASSETS	**37,612.5**	**39,604.4**	**39,075.3**	**38,117.8**	**37,320.3**	**34,944.2**

MSEK	30 Jun 2002	31 Mar 2002	31 Dec 2001	30 Jun 2001	31 Mar 2001	31 Dec 2000
SHAREHOLDERS´ EQUITY & LIABILITIES						
Shareholders´ equity						
Restricted equity	7,501.5	8,042.0	8,452.3	8,501.4	8,139.1	7,770.3
Non-restricted equity	3,525.4	3,660.9	3,484.0	2,649.5	2,776.2	2,288.9
Total shareholders´ equity	**11,026.9**	**11,702.9**	**11,936.3**	**11,150.9**	**10,915.3**	**10,059.2**
Equity ratio, %	*29*	*30*	*31*	*29*	*29*	*29*
Minority interest	**4.4**	**0.8**	**17.5**	**-0.2**	**1.6**	**1.5**
Liabilities						
Provisions	**2,503.6**	**2,829.3**	**2,971.0**	**3,317.2**	**3,165.8**	**1,884.8**
Long-term liabilities						
Non-interest bearing long-term liabilities	364.3	324.7	352.8	352.1	363.2	313.5
Interest bearing long-term liabilities	12,229.4	11,371.2	11,436.5	11,557.9	11,706.4	7,068.7
Total long-term liabilities	**12,593.7**	**11,695.9**	**11,789.3**	**11,910.0**	**12,069.6**	**7,382.2**
Current liabilities						
Non-interest bearing current liabilities	9,729.8	10,771.9	10,152.6	8,697.3	7,908.3	8,144.1
Interest bearing current liabilities	1,754.1	2,603.6	2,208.6	3,042.6	3,259.7	7,472.4
Total current liabilities	**11,483.9**	**13,375.5**	**12,361.2**	**11,739.9**	**11,168.0**	**15,616.5**
TOTAL SHAREHOLDERS´ EQUITY & LIABILITIES	**37,612.5**	**39,604.4**	**39,075.3**	**38,117.8**	**37,320.3**	**34,944.2**

CHANGES IN SHAREHOLDERS´ EQUITY

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
Opening balance	361.1	8,091.2	3,484.0	11,936.3
Dividend	-	-	-542.0	-542.0
Conversion	1.3	100.9	-	102.2
Net income for the period	-	-	664.3	664.3
Transfer between restricted & non-restricted reserves	-	-115.6	115.6	-
Translation differences	-	-937.4	-196.5	-1,133.9
Closing balance	**362.4**	**7,139.1**	**3,525.4**	**11,026.9**

Data per share

SEK	Apr-Jun 2002	Apr-Jun 2001	Jan-Jun 2002	Jan-Jun 2001	31 Dec 2001	31 Dec 2000
Share price, end of the period	189.0	190.5	189.0	190.5	199.0	175.0
Earnings after current taxes, after full conversion	0.98	0.66	1.89	1.28	3.73	2.81
Earnings after full taxes, before full conversion	0.97	0.66	1.89	1.25	3.33	2.45
Earnings after full taxes, after full conversion	0.93	0.65	1.84	1.22	3.27	2.39
Dividend	-	-	-	-	1.50	1.20
P/E-ratio after full conversion	-	-	-	-	61	73
Number of shares outstanding	362,367,166	358,169,022	362,367,166	358,169,022	361,081,321	356,318,317
Average number of shares outstanding	361,851,668	356,626,768	361,530,207	356,472,542	358,098,487	356,318,317
Number of shares after full conversion	382,473,261	365,123,348	382,473,261	365,123,348	365,123,348	365,123,348
Average number of shares after full conversion	376,689,957	365,123,348	370,906,652	365,123,348	365,123,348	365,123,348

Further information regarding earnings per share

MSEK	Apr-Jun 2002	Apr-Jun 2001	Jan- Jun 2002	Jan-Jun 2001	Jan-Dec 2001	Jan-Dec 2000
Net income for the period	332.0	233.7	664.3	437.0	1,182.7	851.3
Interest cost for the convertible loan, net of 28 % tax	17.6	2.9	19.6	8.4	10.2	20.9
Net income used in data per share calculations	349.6	236.6	683.9	445.4	1,192.9	872.2

Securitas – a World Leader in Security

Securitas is a world leader in security, with operations in more than 30 countries
in the areas of Security Services, Security Systems, Direct,
Cash Handling Services and Consulting & Investigations.
The Group has about 230,000 employees.

For further information, please contact:

President and CEO Thomas Berglund, +44 (0)20 8432 6500
Deputy CEO Amund Skarholt, +44 (0)20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting and Telephone Conference will be held in connection
with the presentation of the interim report at 3.00 pm CET on Thursday, August 8, 2002.

The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

The telephone number for the conference is +44 (0)20 8240 8241.


SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

(13)



Press Release from Securitas AB

03 MAY -7 AM 7:21

October 04, 2002

Securitas acquires CGS Customer Ground Services SA in Switzerland

Protectas SA, the Swiss operations of the Securitas Group, has acquired 85 per cent of CGS Customer Ground Services SA in Zurich with annual sales of MCHF 10 (MSEK 62) and 100 employees. The company is active in security services, mainly document verification in the airports in Zurich, Geneva and Basel. The company has a good growth and good profitability.

The purchase price for 85 per cent of the shares amounts to MCHF 5,1 (MSEK 32) which gives a goodwill of MCHF 4,7 (MSEK 29) to be amortized over ten years. Protectas has an option to buy the remaining 15 per cent of the shares after the end of 2004. The company will be consolidated in the Securitas Group as from October 1st, 2002 and will contribute positively to the results of the Securitas Group in 2002.

After the acquisition the total annual sales in security services in Switzerland will amount to MCHF 90 (MSEK 558) with 1000 employees.

Securitas is a world leader in security, providing services within guarding, alarms, cash handling and consulting & investigations. The group has about 230,000 employees in more than 30 countries.

Further information can be obtained from Thomas Berglund, President and CEO, Håkan Winberg, Executive Vice President and CFO and Henrik Brehmer, Investor Relations, phone: +44 208 432 6500

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70


SECURITAS

Press Release from Securitas AB

October 29, 2002
15:00

Securitas to publish Interim Report on Thursday, November 7, 2002

Securitas will publish its January-September Financial results 2002 on Thursday, November 7 at approximately 12 noon (CET). The press release will be available on Securitas website immediately after publishing.

An information meeting with Senior Management will be held as below:

Time: Thursday, November 7, 2002, at 3 p.m. CET.
Place: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Agenda: 3 p.m.-3.30 p.m. CET: Presentation
3.30 p.m. CET: Q & A session
The presentation will be held in English

The meeting can also be followed via a telephone conference or live webcast

Telephone conference:
Phone number: +44 (0) 20 8240 8246, Conference name: Securitas
A recorded version of the presentation will be available for ten days after the information meeting on phone number: +44 (0) 20 8288 4459, access code 847012

Live Webcast:
Live webcast at www.securitasgroup.com
A recorded version of the webcast will be available on our website for one month after the information meeting.

Presentation slides
The presentation slides will be available at: www.securitasgroup.com at approximately 2.30 p.m. CET, Thursday November 7.

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0)20 8432 6523, mobile +44 (0)7884 117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

(15)



Press Release from Securitas AB

October 29, 2002
16:00

Financial information from Securitas AB, 2003

Securitas will publish the following financial information in 2003:

February 11
Year-End Report 2002
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

March
Annual Report 2002

May 8
Interim Report January March 2003
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

August 7
Interim Report January June 2003
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

November 5
Interim Report January September 2003
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

Annual General Meeting
The Annual General Meeting will be held at the Grand Hotel in Stockholm on April 8, 2003

**Securitas is a world leader in security, providing services within guarding, alarms, cash handling and consulting & investigations.
The group has about 230,000 employees in more than 30 countries
Further information can be obtained from Henrik Brehmer, Investor Relations, telephone +44 20 8432 6523 or at www.securitasgroup.com.**

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden

Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

November 07, 2002

Securitas AB Interim Report January – September 2002

Sales increased by 15 percent to MSEK 49,891 (43,507)

Organic growth amounted to 12 percent (6)
In the third quarter, organic growth was 10 percent (8)

The operating margin amounted to 6.6 percent (6.1)

Income before taxes rose by 48 percent to MSEK 1,783 (1,206)

Free cash flow amounted to MSEK 2,288 (1,346),
corresponding to 118 percent (85) of adjusted income

The return on capital employed amounted to 19 percent(14)

Earnings per share after full taxes rose by 40 percent to SEK 2.93 (2.09)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Download files




SECURITAS

Securitas AB

Interim Report
January – September 2002

Sales increased by 15 percent to MSEK 49,891 (43,507)

Organic growth amounted to 12 percent (6)
In the third quarter, organic growth was 10 percent (8)

The operating margin amounted to 6.6 percent (6.1)

Income before taxes rose by 48 percent to MSEK 1,783 (1,206)

Free cash flow amounted to MSEK 2,288 (1,346),
corresponding to 118 percent (85) of adjusted income

The return on capital employed amounted to 19 percent(14)

Earnings per share after full taxes
rose by 40 percent to SEK 2.93 (2.09)

Interim Report January – September 2002

Sales, income, free cash flow and return on capital employed for the Group

Consolidated sales amounted to MSEK 49,891 (43,507), an increase of 15 percent. In local currencies, the corresponding increase is 19 percent. Organic growth was 12 percent (6). In the third quarter, organic growth was 10 percent (8). Acquisitions and divestments have raised sales by 7 percent (41), net. In the third quarter, acquisitions and divestments raised sales by 3 percent (32), net.

Operating income before amortization of goodwill amounted to MSEK 3,268 (2,643), an increase of 24 percent. In local currencies, the corresponding increase is 27 percent. The operating margin was 6.6 percent (6.1). In the third quarter, operating income amounted to MSEK 1,132 (1,018), an increase of 11 percent. In local currencies, the corresponding increase is 15 percent. The operating margin for the third quarter was 6.9 percent (6.5).

Income before taxes amounted to MSEK 1,783 (1,206), an increase of 48 percent. In local currencies, the corresponding increase is 53 percent. In the third quarter, income before taxes amounted to MSEK 656 (512), an increase of 28 percent. In local currencies, the corresponding increase is 36 percent.

Free cash flow amounted to MSEK 2,288 (1,346), or 118 percent (85) of adjusted income. In the third quarter, free cash flow amounted to MSEK 1,259 (639), or 193 percent (102) of adjusted income. Adjusted income is defined as operating income before amortization of goodwill adjusted for net financial items and current taxes. Free cash flow has been affected positively by a decrease in accounts receivable in all divisions.

The return on capital employed amounted to 19 percent (14). The increase is primarily due to the fact that the acquisitions in the U.S. are now generating a return in line with the Group's objective of 20 percent.

Earnings per share after full taxes rose by 40 percent to SEK 2.93 (2.09).

Sales and Organic growth, 1998-2002



60 000
50 000
40 000
30 000
20 000
10 000
0
12 %
10 %
8 %
6
4
2
0
9M-98 9M-99 9M-00 9M-01 9M-02
Sales, MSEK
Organic growth, %

Operating result and Operating margin, 1998-2002



3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 %
6 %
4 %
2 %
0 %
9M-98 9M-99 9M-00 9M-01 9M-02
Operating result, MSEK
Operating margin, %

Income before taxes and Free cash flow, 1998-2002



1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
9M-98 9M-99 9M-00 9M-01 9M-02
Income before taxes, MSEK
Free cash flow, MSEK

Return on capital employed, 1998-2002



25 000
20 000
15 000
10 000
5 000
0
25 %
20 %
15 %
10 %
5 %
0 %
9M-98 9M-99 9M-00 9M-01 9M-02
Capital employed, MSEK
ROCE, %

Development in the Group's divisions

Security Services USA

Organic growth amounted to 12 percent (2) and the operating margin was 6.2 percent (5.3). In the third quarter, organic growth amounted to 13 percent (2) and the operating margin to 6.5 percent (5.8). Based on the present situation and now available information we expect to keep approximately MUSD 100 less of temporary business than previously anticipated. Thus, eight percentage points of organic growth and approximately MSEK 100 of income are considered temporary in nature in the U.S.

In the five-year vision presented in 2000, Securitas set objectives for the U.S. security services platform it created through significant acquisitions in 1999-2000. Long-term organic growth was estimated at approximately 5 percent, the increase in operating margin at approximately 0.5 percentage points per year and the operating margin in 2005 at 8 percent. Cash flow from operations was estimated at 90 percent of operating income and operating capital employed at 10 percent of sales. The objective for the return on capital employed was set at 20 percent.

After the tragic events of September 11, 2001, the long-term growth rate was revised from 5 percent to 6-8 percent and the increase in operating margin for 2002 was estimated at between 0.5 and 1 percentage point.

For the first nine months of 2002, total organic growth was 12 percent. Adjusted for what is considered temporary volume, underlying organic growth was 4 percent. The increase in operating margin thus far this year is 0.9 percentage points. Adjusted for profit from short-term volume, the increase is 0.7 percentage points.

In addition, the objectives for operating cash flow and operating capital employed have been achieved and surpassed this year. The objective of a return of 20 percent on the entire investment in U.S. security service operations has been achieved.

The process in U.S. guarding has brought major changes. The organization has been fundamentally changed from that of a hierarchal structure to many local units with strong managers. Resources of the head office have been significantly reduced and decision-making authority has been shifted to the field.

The process of change is now continuing. On May 1, 2003, 130,000 employees in the U.S. will change uniforms, at the same time as the security service operations will be brought together under the Securitas name. In the autumn of 2003, the final step in the administrative coordination of the various companies will begin through the introduction of a new, shared IT system that will further improve the effectiveness of operational support.

With regard to the remaining time of the five-year vision, our objectives remain unchanged: long-term organic growth of 6-8 percent and an average annual increase of operating margin of approximatelt 0.5 percentage points.

For 2003, we expect to develop in line with the five-year vision, with some pressure on organic growth if current economic conditions in the U.S. persist.

Security Services Europe

Organic growth amounted to 9 percent (6) and the operating margin was 6.7 percent (6.5). In the third quarter, organic growth amounted to 9 percent (9) and the operating margin to 7.1 percent (6.9).

The higher growth rate compared with the first nine months of 2001 is mainly attributable to continued positive development in France, Spain and Germany.

Security Systems USA and Europe

Organic growth amounted to 5 percent (1) and the operating margin was 6.3 percent (6.3). In the third quarter, organic growth amounted to 6 percent (0) and the operating margin to 7.0 percent (5.3), confirming a positive turnaround. The U.S. development has contributed to further stabilize the operations.

Direct Europe

Organic growth amounted to 15 percent (25) and the operating margin was 6.3 percent (10.7). In the third quarter, organic growth amounted to 20 percent (17) and the operating margin to 6.6 percent (12.8).

Divisional overview, January-September 2002 and 2001

	Security Services USA		Security Services Europe		Security Systems USA and Europe		Direct Europe		Cash Handling Services USA and Europe		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales, MSEK	21,315	20,442	16,848	14,454	2,566	2,429	1,286	749	7,876	5,433	49,891	43,507
Organic growth, %	*12*	*2*	*9*	*6*	*5*	*1*	*15*	*25*	*20*	*22*	*12*	*6*
Operating income before amort. of goodwill, MSEK	1,319	1,076	1,121	946	161	153	81	80	586	388	3,268	2,643
Operating margin, %	*6.2*	*5.3*	*6.7*	*6.5*	*6.3*	*6.3*	*6.3*	*10.7*	*7.4*	*7.1*	*6.6*	*6.1*
Operating capital employed as % of sales[1]	*6[3]*	*8[3]*	*11*	*11*	*21*	*24*	*29*	*35*	*23*	*28*	*9*	*10*
Capital employed[2]	8,394	10,434	6,832	6,318	1,391	1,436	972	415	5,543	6,359	23,132	24,962
Return on capital employed, %	*22*	*15*	*22*	*20*	*16*	*15*	*12*	*26*	*15*	*12[4]*	*19*	*14*

1) Adjusted for full year sales of acquired entities
2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,977 (2,299)
4) Including the full year effect of Loomis Fargo

In addition to its original operations, Direct as of January 1 includes the loss-generating alarm operations in Belgium and the Netherlands acquired from Belgacom, as well as the small alarm operations in France taken over from Security Services Europe. The new operations have raised Direct's sales by MSEK 351.

In Direct's original operations, a new wireless consumer concept is being introduced in the majority of its major markets. The 59,510 (53,517) new installations during the first nine months of the year have raised the total installed alarm base by 28 percent to 316,025 (246,611) units.

The operating margin in the original Direct operations was 10 percent (10).

In Belgacom and the recently acquired French operations, 13,877 new units have been installed, for a total installed base 129,752 units. Restructuring work in these units has in the third quarter turned previous losses to a positive result.

Cash Handling Services USA and Europe

Organic growth amounted to 20 percent (22) and the operating margin was 7.4 percent (7.1). In the third quarter, organic growth amounted to 6 percent (34) and the operating margin to 7.5 percent (7.4). Loomis Fargo is included in the organic growth as of May 15, 2002.

The introduction of the Euro in Europe affected sales in the first quarter by approximately MSEK 270, with average operating margins for the divisions.

Acquisitions

Accounting principles

Rules for reporting acquisitions

Securitas reports acquisitions in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 1:00 on Consolidated reporting. Accordingly, acquisition values, acquired assets including goodwill, acquired liabilities including interesting-bearing net debt, and expenditures for decided action programs must be calculated in connection with acquisitions. The rules do not allow for allocations to general reserves or revaluations that can affect current income.

Structural reserves in connection with acquisitions

To the extent action programs directly following an acquisition result in future charges, they are reported as an allocation to structural reserves. Remaining structural reserves as of December 31, 2001 amounted to MSEK 158. As of September 30, 2002, structural reserves amounted to MSEK 69.

Reporting of organic growth

Sales growth adjusted for changes in exchange rates is reported as organic growth for units held for more than one year. Results for all acquired units are reported during the first year as acquired growth. Sales generated by divested units are eliminated in the basis of calculation, i.e. from the previous year's sales. To calculate organic growth for the period January-September 2002, sales in the corresponding period of 2001 have been reduced by MSEK 342. For the period July-September, the corresponding figure is MSEK 82.

Investments in acquisitions 1999–2001

Investments in acquisitions in the statement of cash flow consist of cash payments, net liabilities assumed from acquired units and restructuring costs paid in cash following the acquisitions. In 1999–2001, in connection with acquisitions primarily in the U.S., Securitas invested MSEK 18,342. This includes purchase payments of MSEK 13,202, assumed net liabilities of MSEK 4,355 and restructuring payments of MSEK 785.

Acquisitions

VNV – The Netherlands

In January 2002, Security Services Europe acquired VNV Beveiliging B.V. (VNV), headquartered in Amsterdam. VNV is the second largest security company in the Netherlands. Together with Securitas' previous operations, sales in the Netherlands will amount to approximately MSEK 1,800.

Acquisitions January- September 2002 (MSEK)

	Company	Division 1)	Annual sales 2)	Purchase price 3)	Enterprise value 4)	Goodwill 5)	Of which structural reserve
Opening balance						**18,640**	**158**
	VNV Beveiliging	Services Europe	1,616	1,094	1,138	1,049	-
	Ausysegur	CHS Europe	80	155	155	39	-
	CGS	Services Europe	62	32	32	29	2
	Vision Security	Services Europe	82	32	41	33	3
	Other acquisitions 6)		520	148	143	179	4
Total acquisition January - September 2002			**2,360**	**1,461**	**1,509**	**1,329**	**9**
Goodwill / utilization of structural reserve						-880	-86
Exchange rate differences						-1,770	-12
Closing balance						**17,319**	**69**

1) Refers to division with chief responsibility for the acquisition 2) Estimated annual sales at the time of acquisition in SEK at the exchange rate at the time of the acquisition
3) Price paid to seller 4) Purchase price plus assumed net liabilities 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company
6) Alta Vaktservice, Norway; Contract portfolio, Denmark; Transval, France; Intersafe, Belgium; Prosecco, Belgium; ANBD, the Netherlands; Organización Fiel , Argentina (partial payment); Belgacom Alert Services, Belgium; Svensk schäferhundsvakt, Sweden; Salco, Spain; Elberg, Poland; Koetter Security Hungaria KFT, Hungary; P.A. Vagtservice, Denmark; Eagle Security, Canada; Förenade Vakt, Sweden; Garm Larmcentral, Sweden; Södra Norrlands Bevakning, Sweden

Sales in 2001 amounted to MSEK 1,616 (MEUR 174), with an operating margin of 7 percent.

The purchase price based on income for 2001 amounted to MSEK 1,094 (MEUR 121), resulting in goodwill of MSEK 1,049 (MEUR 116) to be amortized over 20 years. No allocations to structural reserves have been made in connection with the acquisition. Depending on income in 2002, an additional purchase payment may have to be paid. The acquisition will affect the Group's income positively in 2002.

Belgacom – Belgium, the Netherlands

In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in France and Benelux. Belgacom Alert Services Holding (BASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction is being completed in three steps. In the first step, completed in 2001, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in BASH. In the second step, completed during the first quarter of 2002, Securitas transferred its French small alarms operations to BASH and secured a 70 percent majority holding in the company. These two steps did not involve any exchange of cash and no allocations were made to structural reserves.

In the third step, Belgacom has an option from 2003 to sell its minority interest to Securitas, which in turn has an option from 2006 to buy Belgacom's minority share.

The operations are included in the Securitas Group from January 1, 2002.

Vision Security – Canada

In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price amounted to MSEK 32 (MCAD 5.0) and gave rise to goodwill of MSEK 33 (MCAD 5.5). An allocation of MSEK 3 (MCAD 0.5) was made to structural reserves.

Following the acquisition, Securitas in Canada will have sales of MSEK 1,063 (MCAD 157) on an annual basis.

Other acquisitions

As planned, Cash Handling Services Europe has acquired the remaining 15 percent of the shares in Ausysegur of Spain effective July 1, 2002. The purchase price amounted to MSEK 155, which gives rise to goodwill of MSEK 39. Ausysegur, which was originally acquired in 2000, with sales of MSEK 530, has operations within cash handling and security services. The total purchase price for Ausysegur amounted to MSEK 411. The acquisition has helped to create a strong, profitable cash handling business in Spain.

In September, Protectas within Security Services Europe reached an agreement to acquire 85 percent of CGS Customer Ground Services SA in Zurich, with annual sales of MSEK 62 (MCHF 10) and 100 employees. The company is active in security services, mainly document verification in the airports in Zurich, Geneva and Basel. The company has good growth and profitability.

The purchase price for 85 percent of the shares amounted to MSEK 32 (MCHF 5.1), which gave rise to goodwill of MSEK 29 (MCHF 4.7) to be amortized over ten years. Protectas has an option to buy the remaining 15 percent of the shares after 2004. The company is consolidated in the Securitas Group as of October 1, 2002 and will contribute positively to the Group's results in 2002. After the acquisition, Security Services Europe in Switzerland will have annual sales of MSEK 558 (MCHF 90) and 1,000 employees.

Operating cash flow

Investments in operating assets amounted to MSEK -1,273 (-1,304). The cash flow effect of changes in other operating capital employed amounted to MSEK 507 (56).The positive change is mainly due to fewer account receivable days. In the third quarter, free cash flow was also affected positively by approximately MSEK 250 by expensed but not yet paid salaries and provisioning for close-down costs for temporary operations in the U.S.

Operating cash flow amounted to MSEK 3,624 (2,399), equivalent to 111 percent (91) of operating income before amortization of goodwill.

Capital employed, net debt and shareholders' equity

The Group's operating capital employed was MSEK 5,813 (5,854 as of December 31, 2001), corresponding to 9 percent (10) of sales adjusted for full year sales of acquired units. Acquisitions increased operating capital employed by MSEK 266 during the period. The structural reserve amounted to MSEK 69 as of September 30, 2002.

The Group's total capital employed declined to MSEK 23,135 (24,536 as of December 31, 2001). Acquisitions increased consolidated goodwill by MSEK 1,329 during the period. The conversion of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 1,956 during the first half year.

The Group's net debt amounted to MSEK 11,716 (12,583 as of December 31, 2001).

Acquisitions during the period increased the Group's net debt by MSEK 1,595, of which purchase payments accounted for MSEK 1,461, assumed net liabilities for MSEK 48 and structural costs paid during the period for MSEK 86. During the third quarter, structural cost payments totaled MSEK 18. The Group's net debt decreased by MSEK 816 during the first nine months of the year due to the conversion of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,419 (11,936 as of December 31, 2001). The conversion of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 1,140 during the first nine months of the year.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 113, of which MSEK 1 pertains to share capital and MSEK 112 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 1,422,285 to 362,503,606 per September 30, 2002. The total

number of shares after full conversion of all outstanding convertible loans is 382,473,261.

A dividend of MSEK 542 was paid to shareholders during the second quarter.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 66 (13).

The net debt equity ratio was 1.03 (1.05 as of December 31, 2001).

The events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual report for 2001.

All investigations of the events of September 11 still show no indications that Globe in any way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously classified Congressional testimony by the director of the FBI.

Its current contract gives Globe the right to transfer any claims for damages to the customer.

Globe is a separate operation and is managed as a separate legal entity with its own insurance protection. Any remaining liability for claims thus is limited to Globe's own ability to pay and its insurance protection.

Together with American Airlines and other parties, Globe is a defendant in 32 lawsuits pertaining to the events of September 11, 2001. In 23 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. Twenty-six suits pertain to victims and six relate to property damages and business interruption owing to the events of September 11. Globe Aviation Services plans to challenge these suits.

None of the suits is expected impact Securitas' business operations or financial position.

Accounting principles

The new recommendations of the Swedish Financial Accounting Standards Council, which entered into force on January 1, 2002, are applied in this report. Their application has not necessitated any adjustments in previously reported periods.

The Group's development

Securitas continues to develop better than its five-year vision presented in 2000. The full year forecast for 2002 remains unchanged. Income before taxes is expected to increase by 40 percent excluding exchange rate effects.

STOCKHOLM, NOVEMBER 7, 2002



Thomas Berglund
President and Chief Executive Officer

Review report
We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, November 7, 2002
PricewaterhouseCoopers AB

Göran Tidström	Anders Lundin
Authorized Public Accountant	Authorized Public Accountant
Chief Auditor	

Income

MSEK	Jul-Sep 2002	Jul-Sep 2001	Jan-Sep 2002	Jan-Sep 2001	Jan-Dec 2001	Jan-Dec 2000
Sales, continuing operations	15,780.1	12,292.9	46,496.3	32,130.9	47,999.5	27,445.5
Sales, acquired businesses	577.6	3,346.5	3,394.2	11,375.8	12,364.1	13,361.0
Total sales	**16,357.7** [1]	**15,639.4**	**49,890.5** [1]	**43,506.7**	**60,363.6**	**40,806.5**
Organic growth, %	*10*	*8*	*12*	*6*	*7*	*6*
Production expenses	-13,924.8	-13,456.8	-42,477.7	-37,596.5	-51,978.1	-35,118.7
Gross income	**2,432.9**	**2,182.6**	**7,412.8**	**5,910.2**	**8,385.5**	**5,687.8**
Administration expenses	-1,301.3	-1,164.2	-4,144.7	-3,267.6	-4,531.0	-3,127.5
Operating income before amort. of goodwill	**1,131.6**	**1,018.4**	**3,268.1**	**2,642.6**	**3,854.5**	**2,560.3**
Operating margin, %	*6.9*	*6.5*	*6.6*	*6.1*	*6.4*	*6.3*
Amortization of goodwill	-288.4	-286.5	-880.2	-793.3	-1,089.8	-707.4
Operating income after amort. of goodwill	**843.2**	**731.9**	**2,387.9**	**1,849.3**	**2,764.7**	**1,852.9**
Net financial items	-187.7	-219.7	-604.7	-643.4	-862.8	-489.4
Income before taxes	**655.5**	**512.2**	**1,783.2**	**1,205.9**	**1,901.9**	**1,363.5**
Net margin, %	*4.0*	*3.3*	*3.6*	*2.8*	*3.2*	*3.3*
Current taxes	-293.3	-175.0	-731.2	-410.5	-548.3	-359.0
Deferred taxes	25.4	-20.8	9.2	-41.9	-170.0	-153.0
Minority interest	0.0	-1.4	-9.3	-1.5	-0.9	-0.2
Income for the period	**387.6**	**315.0**	**1,051.9**	**752.0**	**1,182.7**	**851.3**

Cash flow

MSEK	Jul-Sep 2002	Jul-Sep 2001	Jan-Sep 2002	Jan-Sep 2001	Jan-Dec 2001	Jan-Dec 2000
Operating activities						
Operating income before amortization of goodwill	1,131.6	1,018.4	3,268.1	2,642.6	3,854.5	2,560.3
Capital expenditure on operations	-374.7	-539.7	-1,272.5	-1,304.3	-1,764.3	-1,202.3
Depreciation (excluding amortization of goodwill)	379.4	413.8	1,120.9	1,005.6	1,377.2	942.2
Changes in other operating capital employed	603.3	141.5	507.2	55.5	-103.0	-363.3
Cash flow from operations	**1,739.6**	**1,034.0**	**3,623.7**	**2,399.4**	**3,364.4**	**1,936.9**
Cash flow from operations, %	*154*	*102*	*111*	*91*	*87*	*76*
Net financial items	-187.7	-219.7	-604.7	-643.4	-862.8	-489.4
Current taxes	-293.3	-175.0	-731.2	-410.5	-548.3	-359.0
Free cash flow	**1,258.6**	**639.3**	**2,287.8**	**1,345.5**	**1,953.3**	**1,088.5**
Free cash flow, % [2]	*193*	*102*	*118*	*85*	*80*	*64*
Cash flow from investing activities, acquisitions	-278.7	138.1	-1,595.1	-2,793.1	-3,001.5	-10,944.3
Cash flow from financial activities, excl. change in interest-bearing assets and liabilities	-91.0	90.3	-642.5	2,108.9	2,331.6	-356.3
Net cash flow	**888.9**	**867.7**	**50.2**	**661.3**	**1,283.4**	**-10,212.1**

Changes in net debt

MSEK	Jul-Sep 2002	Jul-Sep 2001	Jan-Sep 2002	Jan-Sep 2001	Jan-dec 2001	Jan-Dec 2000
Opening balance	**-12,414.7**	**-13,949.8**	**-12,582.6**	**-12,418.8**	**-12,418.8**	**-2,052.6**
Net cash flow	888.9	867.7	50.2	661.3	1,283.4	-10,212.1
Translation differences	-190.1	-227.4	816.5	-1,552.0	-1,447.2	-154.1
Closing balance, net debt	**-11,715.9**	**-13,309.5**	**-11,715.9**	**-13,309.5**	**-12,582.6**	**-12,418.8**

Capital employed, net debt and shareholders´ equity

MSEK	30 Sep 2002	30 Jun 2002	31 Dec 2001	30 Sep 2001	30 Jun 2001	31 Dec 2000
Operating capital employed	**5,812.5**	**6,163.7**	**5,854.1**	**5,922.1**	**6,186.0**	**6,743.2**
Return on operating capital employed, %	*77*	*73*	*61*	*54*	*50*	*48*
Operating capital employed as % of sales [3]	*9*	*9*	*9*	*10*	*10*	*13*
Shares in associated companies	3.1	3.1	42.4	47.4	12.1	602.6
Goodwill	17,319.5	17,279.2	18,639.9	19,040.3	18,902.4	15,133.7
Capital employed	**23,135.1**	**23,446.0**	**24,536.4**	**25,009.8**	**25,100.5**	**22,479.5**
Return on capital employed, % [4]	*19*	*19*	*16*	*14*	*14*	*12*
Net debt	**-11,715.9**	**-12,414.7**	**-12,582.6**	**-13,309.5**	**-13,949.8**	**-12,418.8**
Minority interest	**0.0**	**4.4**	**17.5**	**0.4**	**-0.2**	**1.5**
Shareholders´ equity	**11,419.2**	**11,026.9**	**11,936.3**	**11,699.9**	**11,150.9**	**10,059.2**
Net debt equity ratio, times	*1.03*	*1.13*	*1.05*	*1.14*	*1.25*	*1.23*

1) To calculate organic growth, the basis – i.e. the previous year's sales for the corresponding period – is adjusted by MSEK 82 (Q3) and MSEK 342 (9M)
2) Free cash flow as percent of operating income less current taxes and net financial items (adjusted income)
3) Adjusted for full year sales of acquired entities
4) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies)

Balance sheet

MSEK	30 Sep 2002	30 Jun 2002	31 Dec 2001	30 Sep 2001	30 Jun 2001	31 Dec 2000
ASSETS						
Fixed assets						
Goodwill	17,319.5	17,279.2	18,639.9	19,040.3	18,902.4	15,133.7
Other intangible fixed assets	299.2	288.0	295.4	286.9	284.2	285.3
Tangible fixed assets	5,145.0	5,136.2	5,182.2	5,148.1	4,662.9	3,691.8
Shares in associated companies	3.1	3.1	42.4	47.4	12.1	602.6
Non-interest bearing financial fixed assets	2,971.3	3,156.4	3,485.0	3,702.7	3,693.2	3,217.8
Interest bearing financial fixed assets	155.5	145.8	83.9	81.9	85.0	97.8
Total fixed assets	**25,893.6**	**26,008.7**	**27,728.8**	**28,307.3**	**27,639.8**	**23,029.0**
Current assets						
Non-interest bearing current assets	10,264.3	10,180.8	10.367.9	10,068.7	9,912,3	9,890.6
Cash and liquid funds	1,345.9	1,423.0	978.6	1,283.3	565.7	2,024.6
Total current assets	**11,610.2**	**11,603.8**	**11,346.5**	**11,352.0**	**10,478.0**	**11,915.2**
TOTAL ASSETS	**37,503.8**	**37,612.5**	**39,075.3**	**39,659.3**	**38,117.8**	**34,944.2**

MSEK	30 Sep 2002	30 Jun 2002	31 Dec 2001	30 Sep 2001	30 Jun 2001	31 Dec 2000
SHAREHOLDERS´ EQUITY & LIABILITIES						
Shareholders´ equity						
Restricted equity	7,526.9	7,501.5	8,452.3	8,787.2	8,501.4	7,770.3
Non-restricted equity	3,892.3	3,525.4	3,484.0	2,912.7	2,649.5	2,288.9
Total shareholders´ equity	**11,419.2**	**11,026.9**	**11,936.3**	**11,699.9**	**11,150.9**	**10,059.2**
Equity ratio, %	*30*	*29*	*31*	*30*	*29*	*29*
Minority interest	**0.0**	**4.4**	**17.5**	**0.4**	**-0.2**	**1.5**
Liabilities						
Provisions	**2,373.0**	**2,503.6**	**2,971.0**	**3,139.3**	**3,317.2**	**1,884.8**
Long-term liabilities						
Non-interest bearing long-term liabilities	324.4	364.3	352.8	354.4	352.1	313.5
Interest bearing long-term liabilities	11,892.6	12,229.4	11,436.5	11,546.6	11,557.9	7,068.7
Total long-term liabilities	**12,217.0**	**12,593.7**	**11,789.3**	**11,901.0**	**11,910.0**	**7,382.2**
Current liabilities						
Non-interest bearing current liabilities	10,169.9[1]	9,729.8	10,152.6	9,790.7	8,697.3	8,144.1
Interest bearing current liabilities	1,324.7	1,754.1	2,208.6	3,128.0	3,042.6	7,472.4
Total current liabilities	**11,494.6**	**11,483.9**	**12,361.2**	**12,918.7**	**11,739.9**	**15,616.5**
TOTAL SHAREHOLDERS´ EQUITY & LIABILITIES	**37,503.8**	**37,612.5**	**39,075.3**	**39,659.3**	**38,117.8**	**34,944.2**

CHANGES IN SHAREHOLDERS´ EQUITY

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
Opening balance	361.1	8,091.2	3,484.0	11,936.3
Dividend	-	-	-542.0	-542.0
Conversion	1.4	111.7	-	113.1
Net income for the period	-	-	1,051.9	1,051.9
Transfer between restricted & non-restricted reserves	-	-98.5	98.5	-
Translation differences	-	-940.0	-200.1	-1,140.1
Closing balance	**362.5**	**7,164.4**	**3,892.3**	**11,419.2**

Data per share

SEK	Jul-Sep 2002	Jul-Sep 2001	Jan-Sep 2002	Jan-Sep 2001	31 Dec 2001	31 Dec 2000
Share price, end of the period	115.0	172.0	115.0	172.0	199.0	175.0
Earnings after current taxes, after full conversion	1.02	0.92	2.91	2.20	3.73	2.81
Earnings after full taxes, before full conversion	1.15	0.88	3.04	2.13	3.33	2.45
Earnings after full taxes, after full conversion	1.09	0.87	2.93	2.09	3.27	2.39
Dividend	-	-	-	-	1.50	1.20
P/E-ratio after full conversion	-	-	-	-	61	73
Number of shares outstanding	362,503,606	359,823,691	362,503,606	359,823,691	361,081,321	356,318,317
Average number of shares outstanding	362,435,386	358,996,357	361,831,933	357,681,518	358,098,487	356,318,317
Number of shares after full conversion	382,473,261	365,123,348	382,473,261	365,123,348	365,123,348	365,123,348
Average number of shares after full conversion	382,473,261	365,123,348	374,762,189	365,123,348	365,123,348	365,123,348

Further information regarding earnings per share

MSEK	Jul-Sep 2002	Jul-Sep 2001	Jan- Sep 2002	Jan-Sep 2001	Jan-Dec 2001	Jan-Dec 2000
Net income for the period	387.6	315.0	1,051.9	752.0	1,182.7	851.3
Interest cost for the convertible loan, net of 28 % tax	27.7	0.9	47.3	9.3	10.2	20.9
Net income used in data per share calculations	415.3	315.9	1,099.2	761.3	1,192.9	872.2

1) Including structural reserves of MSEK 69

Securitas – a World Leader in Security

Securitas is a world leader in security, with operations in more than 30 countries
in the areas of Security Services, Security Systems, Direct,
Cash Handling Services and Consulting & Investigations.
The Group has about 230,000 employees.

For further information, please contact:

President and CEO Thomas Berglund, +44 (0)20 8432 6500
Deputy CEO Amund Skarholt, +44 (0)20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting and Telephone Conference will be held in connection
with the presentation of the interim report at 3.00 p.m. CET on Thursday, November 7, 2002.

The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

The telephone number for the conference is +44 (0)20 8240 8246.


SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70



Press Release from Securitas AB

November 20, 2002

US. Senate passes Homeland Security Legislation; Bill restores liability cap for eligible airport screening companies.

The U.S. Senate gave final approval last night to legislation to create a new cabinet-level Department of Homeland Security. The vote came after several months of debate in Congress over the need and extent to which the federal government needed to restructure and coordinate the nation's ongoing war against global terrorism in the wake of the September 11 attacks. President Bush is expected to sign the bill into law shortly. The law will take effect immediately after the President's signature.

Section 890 of the bill as passed (H.R. 5005) restores the liability cap for eligible screening companies such as Securitas subsidary Globe Aviation Services that had contracted with the U.S. aviation agency known as the Federal Aviation Administration, and which had commenced services no later than February 17, 2002. Under this legislation, any potential liability arising out of the terrorist events of September 11, 2001 would be limited to the amount of liability insurance coverage maintained.

The text of the bill including the provision that reinstates the liability cap for airport screening companies as approved by the Senate and the House of Representatives is available at http://thomas.loc.gov

Further information can be obtained from:

Thomas Berglund, President and CEO +44 208 432 6500
Amund Skarholt, Executive Vice President and COO +44 208 432 6500
Håkan Winberg, Executive Vice President and CFO +44 208 432 6500
Henrik Brehmer, SVP Investor and Public Relations +44 208 432 6523

The press release is also available on: www.securitasgroup.com.

Securitas is a world leader in security, providing services within guarding, alarms, cash handling and consulting & investigations. The group has about 230,000 employees in more than 30 countries.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

03 MAY -7 AM 7:21

January 29, 2003

Sale of shares in Securitas

Due to the current uncertainty in the financial markets with the resulting general decline in share prices, my lending bank has today declared that it will immediately start selling a portion of my holdings in Securitas.

My total holdings in Securitas of shares, futures contracts, convertibles and incentive programs are approximately 4.2 million shares. The sales decided by the bank will consist of up to 2.5 million shares.

Consequently I will still have a significant holding and commitment in Securitas and my view of a continued positive development of Securitas remains unchanged.

Thomas Berglund
President and CEO

Further information can be obtained from Thomas Berglund, President and CEO, telephone number +44 208 432 6551 and Chairman Melker Schörling, telephone number +44 208 232 1531.

Securitas is a world leader in security, providing services within guarding, alarms, cash handling and consulting & investigations.
The group has about 230,000 employees in more than 30 countries.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

January 31, 2003

Securitas to publish Full-Year Report on Tuesday, February 11, 2003

Securitas will publish its January-December Financial results 2002 on Tuesday, February 11 at approximately 12 noon (CET). The press release will be available on Securitas website immediately after publishing.

An information meeting with Senior Management will be held as below:

Time: Tuesday, February 11, 2003, at 3 p.m. CET.
Place: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Agenda: 3 p.m.-3.30 p.m. CET: Presentation
3.30 p.m. CET: Q & A session
The presentation will be held in English

The meeting can also be followed via a telephone conference or live webcast

Telephone conference:
Phone number: +44 (0) 20 8240 8241, Conference name: Securitas
A recorded version of the presentation will be available for ten days after the information meeting on phone number: +44 (0) 20 8288 4459, access code: 515562

Live Webcast:
Live webcast at Securitas homepage: www.securitasgroup.com
A recorded version of the webcast will be available on Securitas website for one month after the information meeting.

Presentation slides
The presentation slides will be available at www.securitasgroup.com at approximately 2.30 p.m. CET, Tuesday February 11.

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

January 31, 2003

Information meeting 3.00 pm CET, February 11, 2003

Securitas will publish its January-December Financial results 2002 on Tuesday, February 11 at approximately 12 noon (CET) and an information meeting with Senior Management will be held as below:

Time: Tuesday, February 11, 2003, at 3 p.m. CET.
Place: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Agenda: 3 p.m.-3.30 p.m. CET: Presentation, 3.30 p.m. CET: Q & A session
The presentation will be held in English

The meeting can also be followed via a telephone conference or live webcast

Telephone conference
Phone number: +44 (0) 20 8240 8241, Conference name: Securitas
A recorded version of the presentation will be available for ten days after the information meeting on phone number: +44 (0) 20 8288 4459, access code: 515562

Live Webcast:
Live webcast at Securitas homepage: www.securitasgroup.com. A recorded version of the webcast will be available on Securitas website for one month after the information meeting.

Presentation slides
The presentation slides will be available at www.securitasgroup.com at approximately 2.30 p.m. CET, Tuesday February 11.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

(21)



Press Release from Securitas AB

03 MAY -7 AM 7:21

February 11, 2003
13:00

Report January – December 2002

Sales increased to MSEK 65,685 (60,364)

Organic sales growth increased to 8 percent (7)

The operating margin increased to 6.8 percent (6.4)

Income before taxes increased to MSEK 2,512 (1,902), which corresponds to an increase of 38 percent adjusted for changes in exchange rates

Free cash flow increased to MSEK 3,715 (1,953), corresponding to 122 percent (80) of adjusted income

The return on capital employed increased to 21 percent (16), thereby exceeding the Group's objective of 20 percent

Earnings per share after full taxes increased by 27 percent to SEK 4.14 (3.27)

PDF of the report available below

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

Download files


Jan-Dec 2002


SECURITAS

Securitas AB

Year-End Report
January – December 2002

Sales increased to MSEK 65,685 (60,364)

Organic sales growth increased to 8 percent (7)

The operating margin increased to 6.8 percent (6.4)

Income before taxes increased to MSEK 2,512 (1,902), which corresponds to an increase of 38 percent adjusted for changes in exchange rates

Free cash flow increased to MSEK 3,715 (1,953), corresponding to 122 percent (80) of adjusted income

The return on capital employed increased to 21 percent (16), thereby exceeding the Group's objective of 20 percent

Earnings per share after full taxes increased by 27 percent to SEK 4.14 (3.27)

Year-End Report January – December 2002

SALES AND INCOME – THE GROUP

October - December 2002

SALES OCTOBER – DECEMBER

MSEK	2002	2001	Growth %
Total sales	15,795	16,857	-6
Acquisitions & divestments	-710	-181	
Currency change from 2001	1,685		
Organic sales	16,770	16,676	1
Euro introduction	0	-220	
Federalized airport operations	-183	-180	
Underlying organic sales	16,587	16,276	2

Sales amounted to MSEK 15,795 (16,857). Organic sales growth adjusted for acquisitions and divestments as well as changes in exchange rates amounted to 1 percent (10).

Underlying organic sales growth was 2 percent adjusted to reflect the non-recurring effects of the introduction of the Euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and for the now federalized airport security operations in the U.S., which primarily effected the second and third quarters of 2002. The low growth figure should be seen in the context of sales growth in the fourth quarter 2001, which was abnormally high as a result of substantial temporary volumes post September 11.

Operating income before amortization of goodwill amounted to MSEK 1,190 (1,212), which adjusted for changes in exchange rates of MSEK 98 corresponds to an increase of 6 percent. The operating margin increased by 0.3 percentage points to 7.5 percent (7.2).

INCOME OCTOBER – DECEMBER

MSEK	2002	2001	Growth,%
Income before tax	728	696	5
Currency change from 2001	61		
Income	789	696	13
Euro introduction	0	-18	
Federalized airport operations	-25	-11	
Underlying income	764	667	15

Income before taxes amounted to MSEK 728 (696). Adjusted for changes in exchange rates, this corresponds to an increase of 13 percent (35).

The increase in income before tax during the fourth quarter shows that Securitas continues to leverage its organic sales growth and organizational efficiencies. Underlying organic sales growth of 2 percent led to a 15 percent improvement in the underlying income before tax.

The Group's full tax rate was 37.8 percent (38.2). Current tax during the fourth quarter produced income of MSEK 110. The income is the result of bringing forward tax deductible charges in the U.S. on insurance related claim reserves in connection with the Group's internal reinsurance of these risks through a newly established reinsurance company in Ireland. This one-off effect was matched by a corresponding increase in the deferred tax expense. The full tax rate was therefore unchanged.

Earnings per share after full taxes rose by 2 percent to SEK 1.20 (1.18).

January-December 2002

SALES JANUARY – DECEMBER

MSEK	2002	2001	Growth, %
Total sales	65,685	60,364	9
Acquisitions & divestments	-4,104	-523	
Currency change from 2001	3,327		
Organic sales	64,908	59,841	8
Euro introduction	-270	-220	
Federalized airport operations	-1,735	-180	
Underlying organic sales	62,903	59,441	6

Sales amounted to MSEK 65,685 (60,364). Organic sales growth adjusted for acquisitions and divestments as well as changes in exchange rates amounted to 8 percent (7).

Underlying organic sales growth was 6 percent adjusted to reflect the non-recurring effects of the introduction of the Euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and for the now federalized airport security operations in the U.S, which primarily effected the second and third quarters of 2002.

For the business areas during the year, organic sales growth rose significantly in Security Systems and Direct, declined from a very high level in Cash Handling Services and remained unchanged in Security Services. The current trend going forward – disregarding the short-term sales effect from September 11, the federalized airport operations and the introduction of the Euro – is an organic sales growth estimated at approximately 6 percent.

Operating income before amortization of goodwill amounted to MSEK 4,458 (3,855), which adjusted for changes in exchange rates of MSEK 171 corresponds to an increase of 20 percent. The operating margin increased by 0.4 percentage points to 6.8 percent (6.4).

INCOME JANUARY– DECEMBER

MSEK	2002	2001	Growth, %
Income before tax	2,512	1,902	32
Currency change from 2001	117		
Income	2,629	1,902	38
Euro introduction	-25	-18	
Federalized airport operations	-125	-11	
Underlying income	2,479	1,873	32

Income before taxes amounted to MSEK 2,512 (1,902). Adjusted for changes in exchange rates, this corresponds to an increase of 38 percent (30). Adjusted for the Euro introduction and the now federalized airport security operations, the underlying increase in income before taxes was 32 percent. This year's performance – as a whole and in the underlying business – marks one of the best years ever in Securitas. It can be noted that the Group now, after having integrated the U.S. platform, has reached and exceeded the target of 20 percent return on capital employed (including goodwill).

The full tax rate for the Group in 2002 was 39.7 percent (37.8). Loomis is included in the Group's tax expense for the full year 2002, compared with seven months in 2001.

Earnings per share after full taxes rose by 27 percent to SEK 4.14 (3.27).

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional overview, January-December 2002 and 2001

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Total sales, MSEK	27,360	27,922	22,594	19,745	3,592	3,388	1,786	1,018	10,353	8,291	65,685	60,364
Organic sales growth, %	*8*	*3*	*8*	*7*	*6*	*1*	*18*	*25*	*12*	*28*	*8*	*7*
Operating income before amort. of goodwill, MSEK	1,715	1,577	1,571	1,333	269	218	131	113	772	614	4,458	3,855
Operating margin, %	*6.3*	*5.6*	*7.0*	*6.8*	*7.5*	*6.4*	*7.3*	*11.1*	*7.5*	*7.4*	*6.8*	*6.4*
Operating capital employed as % of sales[1)]	*5*[3)]	*8*[3)]	*9*	*10*	*21*	*24*	*31*	*35*	*22*	*27*	*7*	*9*
Capital employed[2)]	7,442	10,251	6,379	6,101	1,371	1,496	1,102	390	5,269	6,256	21,563	24,494
Return on capital employed, %	*23*	*15*	*25*	*22*	*20*	*15*	*12*	*29*	*15*	*10*[4)]	*21*	*16*

1) Adjusted for full year sales of acquired entities
2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,989 (2,381)
4) Including the full year effect of Loomis Fargo

Security Services USA

October - December 2002

Organic sales growth amounted to -4 percent (7) and the operating margin was 6.6 percent (6.7). Organic sales growth, adjusted for the now federalized airport operations, was -5 percent and the operating margin 6.4. The weaker development in the quarter should be seen in the context of sales growth in the fourth quarter 2001, which was abnormally high as a result of substantial temporary volumes post September 11, 2001. These temporary volumes had increased by the end of the second quarter.

January - December 2002

For the full year 2002, total organic sales growth was 8 percent (3). Organic sales growth adjusted for the now federalized airport operations, was 2 percent. The operating margin increased by 0.7 percentage points, to 6.3 (5.6). Adjusted for income from the now federalized airport operations, the increase in operating margin was 0.7 percentage points, to 6.2 percent.

In the five-year vision presented in 2000, Securitas set objectives for the U.S. security services platform it created through major acquisitions in 1999-2000. Long-term organic sales growth by 2005 was estimated at approximately 5 percent, the operating margin increase at 0.5 percentage points per year and the operating margin to reach 8 percent by 2005. Cash flow from operations was estimated at 90 percent of operating income and operating capital employed at 10 percent of sales. The objective for the return on capital employed was set at 20 percent.

After the tragic events of September 11, 2001, the long-term organic sales growth rate was revised upwards from 5 percent to 6-8 percent and the operating margin increase for 2002 was estimated at between 0.5 and 1 percentage point. In 2002, the organic sales growth and the operating margin increase came out in the middle of the 0.5-1.0 percent range. The objectives for operating cash flow and operating capital employed have been achieved and surpassed. The objective of a return of 20 percent on the entire investment in U.S. security services has been met.

The process that started with the U.S. security service operations has resulted in major changes. The organization has been fundamentally changed from that of a hierarchical structure to many local units with strong managers. Resources at the head office have been reduced substantially and decision-making authority has been shifted to the field.

The process of change is continuing. On July 1, 2003, more than 100,000 employees in the U.S. will change uniforms, at the same time that the security services will be brought together under the Securitas name. In the fall of 2003, the final step in the administrative coordination of the various companies will begin through the introduction of a new, shared IT system that will further improve the effectiveness of operating support.

The long-term view on organic sales growth going forward remains unchanged at 6-8 percent, although the current trend – disregarding the short-term effect of September 11 and the now federalized airport operations in the U.S. – is approximately 2 percent. The current low trend is mainly due to weak economic conditions in the U.S. and the fact that the process of change in the U.S. has not yet had its full impact. Organic sales growth in the first half of 2003 will remain negatively affected by the the abnormally high temporary sales post September 11. During the second half of the year, growth is expected to move towards the long-term 6-8 percent objective.

During 2003, operating margin, cash flow and operating capital employed are expected to develop in line with the five-year vision for the U.S.

Security Services USA, development 1999-2002

MUSD	1999[1)]	2000[2)]	2001	2002
Total sales	557	1,806	2,677	2,838
Organic sales growth, %	*n/a*	*4*	*3*	*8*
Operating income	24	99	150	178
Operating margin (%)	*4.3*	*5.5*	*5.6*	*6.3*
Cash flow from operations as % of operating income	-3	99	90	122
Op. capital employed as % of sales	*9*	*10*	*8*	*5*
Capital employed	395	1,209	969	843
Return on capital employed, %	*6*	*8*	*15*	*21*[3)]
SEK/USD average rate	8.37	9.39	10.44	9.64
SEK/USD closing rate	8.53	9.54	10.58	8.83

1) Pinkerton 9 months
2) Burns included 4 months
3) Calculated in USD

Security Services Europe

October - December 2002

Organic sales growth amounted to 3 percent (10). The reason for the lower sales growth compared to 2001 is that sales, primarily in Germany, France and Belgium, were temporarily increased in the corresponding period of the previous year by the events of September 11. Underlying organic sales growth is unchanged at close to the full year level. The operating margin continued to develop positively, rising to 7.8 percent (7.3).

January - December 2002

Security Services Europe, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	FY
Total sales	5,420	5,630	5,798	5,746	22,594
Organic sales growth, %	*8*	*11*	*9*	*3*	*8*
Operating income	339	369	413	450	1,571
Operating margin, %	*6.3*	*6.6*	*7.1*	*7.8*	*7.0*

Organic sales growth amounted to 8 percent (7). The higher organic sales growth compared with 2001 is mainly attributable to development in France, Spain, Switzerland, Austria and Belgium. The operating margin rose to 7.0 percent (6.8), primarily due to positive development in Norway, Finland and the Netherlands. The restructuring of the U.K. operations has been implemented and it is now heading towards stabilized volumes and a break-even result.

Security Services Europe maintained and even increased its organic sales growth rate in 2002. The visible slowdown in the last quarter of 2002 is an effect of the temporary sales boost after September 11 of the previous year. In recent years, Security Services Europe has built a strong organization with the ability to grow both top and bottom line in various economic conditions. Organic growth going forward in 2003 is expected to fall in the lower end of the 6-8 percent range. The operating margin is expected to increase in line with the five-year vision.

Security Systems

October - December 2002

Organic sales growth amounted to 10 percent (1). The reason for the improved organic growth is that U.S. volumes have stabilized and European operations have generated a higher growth rate, primarily attributable to operations in Sweden and Norway. Operations in France developed strongly during the quarter. The operating margin continued to develop positively, rising to 10.5 percent (6.8).

January - December 2002

Security Systems, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	FY
Total sales	825	927	814	1,026	3,592
Organic sales growth, %	*0*	*9*	*6*	*10*	*6*
Operating income	39	65	57	108	269
Operating margin, %	*4.7*	*7.0*	*7.0*	*10.5*	*7.5*

Organic sales growth amounted to 6 percent (1). The operating margin was 7.5 percent (6.4). The U.S. operations have now stabilized. Security Systems has significantly increased the pace of its organic sales growth and development of its operating margin. This is due to the stabilization of the U.S. portion of the business and further conceptual and organizational development in Europe. Despite the bleak economic outlook, a considerable improvement in Security Systems is again expected in 2003.

Direct Europe

October - December 2002

Organic sales growth amounted to 27 percent (25) and the operating margin was 10.0 percent (12.3). During the period, Direct's traditional operations and the previous loss-generating alarm operations acquired from Belgacom in Belgium and the Netherlands, including the small alarm operations in France taken over from Security Services Europe, all continued to develop positively. The number of new installations in Direct's traditional operations rose by 31 percent to 23,550 (17,950). The operating margin in Direct's traditional operations was 12 percent (12). In the Belgacom operations, it was 5 percent, compared to -8 percent for the first half of 2002.

January - December 2002

Direct Europe, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	FY
Total sales	381	444	461	500	1,786
Organic sales growth, %	*13*	*14*	*20*	*27*	*18*
Operating income	22	28	31	50	131
Operating margin, %	*5.8*	*6.3*	*6.6*	*10.0*	*7.3*

Organic sales growth increased gradually during 2002 and amounted to 18 percent (25) and the operating margin was 7.3 percent (11.1). The operations taken over from Belgacom and the French small alarm operations have raised Direct Europe's sales by MSEK 481.

In Direct's traditional operations, a new wireless consumer concept is being introduced in the majority of its major markets. During the year, 83,050 (71,450) new alarms were installed, an increase of 16 percent. This raised the total number of connected alarms by 29 percent to 336,550 (261,350).

The operating margin in Direct's traditional operations was 10 percent (11). Operating margin in the Belgacom operations amounted to -1 percent.

In Belgacom and the French operations, 19,950 new alarms were installed, for a total of 131,750 connected alarms.

The total number of new installations by Direct Europe in 2002 thus amounts to 103,000 and the number of connected alarms to 468,300.

The new consumer concept has proven successful and the previous acquisition of Belgacom Alert Services has been turned from a loss to a profit. For 2003, continued strong performance is expected with organic sales growth at a level of around 25 percent and a significant operating margin improvement in the Belgacom Alert Services business. For the division as a whole, this should bring margins closer to the historical level of 10-12 percent.

Cash Handling Services

October - December 2002

Organic sales growth amounted to -3 percent (45). Adjusted for the Euro introduction organic sales growth amounted to 6 percent (25). This reflects only normal sales growth in the existing business, as no major outsourcing projects, which tend to come in larger steps, affected the quarter. The operating margin was 7.5 percent (7.9).

January - December 2002

Cash Handling Services, 2002

	Europe ex Germany and Euro	Germany	Euro project	Total Europe	USA	Total CHS
Total sales	4,836	1,087	270	6,193	4,160	10,353
Organic sales growth, %	*18*	*9*	*23*	*17*	*5*	*12*
Operating income	550	-108	25	467	305	772
Operating margin, %	*11.4*	*-9.9*	*9.3*	*7.5*	*7.3*	*7.5*

Organic sales growth amounted to 12 percent (28). Adjusted for the Euro introduction organic sales growth amounted to 12 percent (22).

The operating margin was 7.5 percent (7.4). The operating margin was affected negatively by the results in Germany.

In Germany, a combination of substantial volumes of new business in 2001 and the heavy workload resulting from the Euro's introduction in 2001-2002 has caused operational inefficiencies and losses. A major restructuring is now under way, including the elimination of unprofitable contracts, a reduction in production capacity and the creation of a more focused and specialized organization. This will be achieved by exiting the low-margin retail business segment to fully focus on the financial institutions customer segment . The full year effect of the volume reductions is estimated at MEUR 25-30, of which approximately 75 percent will affect 2003. This corresponds to 2-3 percent of the divisions total sales. All major restructuring activities will be implemented during the first half of 2003 and are expected to produce a break-even result in Germany for the second half of the year. In the long term, the German cash handling business should be able to reach average profitability by division standards.

European Cash Handling Services, excluding Germany, continues to develop strongly with 18 percent organic sales growth (excluding the Euro project) and an 11 percent operating margin in 2002. The turn around in Germany and further improvements in the European activities are expected to lift the margin by approximately one percentage point.

U.S. Cash Handling Services is reporting stable development. Organic sales growth of 5 percent reflects that in the U.S. the outsourcing of cash processing has not yet started. U.S operations have the scope to reach the same level of profitability as in Europe (excluding Germany) by leveraging the cost structure. U.S. overhead costs are presently approximately 4 percentage points higher than comparable European countries.

CASH FLOW

January - December 2002

Operating income before amortization of goodwill amounted to MSEK 4,458 (3,855) and net investments in fixed assets, after depreciation, amounted to MSEK 253 (387). Changes in other operating capital employed amounted to MSEK 913 (-103). Free cash flow was MSEK 3,715 (1,953), equivalent to 122 percent (80) of adjusted income.

The improved cash flow is mainly due to better planning and the follow-up of investments in operating assets, mainly in the European cash handling operations, as well as lower accounts receivable. The average number of outstanding account receivable days in the Group was 40 as of December 31, 2002 (46 days as of December 31, 2001). Security Services USA, for example, has reduced its outstanding account receivable days from 45 as of December 31, 2001 to 42 a year later.

CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 4,891 (5,854 as of December 31, 2001), corresponding to 7 percent (9) of sales, adjusted for full-year sales of acquired units. Acquisitions increased operating capital employed by MSEK 210 during the year. The provisioning for restructuring amounted to MSEK 54 (158) as of December 31, 2002.

The Group's total capital employed declined to MSEK 21,563 (24,536 as of December 31, 2001). Acquisitions increased consolidated goodwill by MSEK 1,500 during the year. The translation of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 2,449 during the year.

The Group's net debt amounted to MSEK 9,887 (12,583 as of December 31, 2001).

Acquisitions during the year increased the Group's net debt by MSEK 1,710, of which purchase payments accounted for MSEK 1,560, assumed net debt for MSEK 46 and restructuring costs paid during the year for MSEK 104. During the fourth quarter, restructuring payments totaled MSEK 18. The Group's net debt decreased by MSEK 1,075 during the year due to the translation of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,663 (11,936 as of December 31, 2001). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 1,374 during the year.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 157, of which MSEK 2 pertains to share capital and MSEK 155 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 1,974,585 to 363,055,906 as of December 31, 2002. The total number of shares after full conversion of all outstanding convertible loans is 382,473,261.

A dividend of MSEK 542 was paid to shareholders during the second quarter of 2002.

Interest expense for the year on the outstanding convertible debenture loans amounted to MSEK 102 (14).

The net debt equity ratio was 0.85 (1.05 as of December 31, 2001).

Acquisitions January- December 2002 (MSEK)

	Company	Division [1]	Annual sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance						**18,640**	**158**
	VNV Beveiliging	Services Europe	1,616	1,094	1,138	1,049	-
	Belgacom Alert Services	Direct Europe	265 [6]	-	-	123	-
	Ausysegur	CHS	-	155	155	39	-
	Loomis Fargo	CHS	-	81	81	81	-
	Vision Security	Services Europe	82	32	41	33	3
	CGS	Services Europe	62	32	31	28	2
	Other acquisitions [7]		354	166	160	147	10
Total acquisitions January - December 2002			**2,379**	**1,560**	**1,606**	**1,500**	**15**
Goodwill / utilization of provisioning for restructuring						-1,164	-104
Exchange rate differences						-2,304	-15
Closing balance						**16,672**	**54**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to seller 4) Purchase price plus assumed net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Of which Systems Europe is consolidating MSEK 100 7) Alta Vaktservice, Norway; Contract portfolio, Denmark; Transval, France; Intersafe, Belgium; Prosecco, Belgium; ANBD, the Netherlands; Organización Fiel, Argentina (partial payment); Svensk schäferhundsvakt, Sweden; Salco, Spain; Elberg, Poland; Koetter Security Hungaria KFT, Hungary; P.A. Vagtservice, Denmark; Eagle Security, Canada; Förenade Vakt, Sweden; Garm Larmcentral, Sweden; Södra Norrlands Bevakning, Sweden; Protection One S A, Switzerland; Länsi-Rannikon Telepiste, Finland; Securitas Werttransporte, Austria (partial payment)

Acquisitions

Acquisitions have increased full year sales by MSEK 4,104, mainly relating to the acquisition of Loomis in May 2001 which is accounted for as acquired sales until May 2002 and to the acquisition of VNV in the Netherlands in January 2002. Acquisitions during 2002 have increased sales by MSEK 2,379 on a full year basis and increase Group goodwill by MSEK 1,500, leading to an increase of MSEK 97 in goodwill amortization. As all acquisitions made during 2002 have not yet had full year impact, sales will increase by MSEK 195 and goodwill amortizations will increase by MSEK 20 in 2003.

VNV – The Netherlands

In January 2002, Security Services Europe acquired VNV Beveiliging B.V. (VNV), headquartered in Amsterdam. VNV is the second largest security company in the Netherlands.

At the time of the acquisition sales in VNV amounted to MSEK 1,616 (MEUR 174). For 2002 sales amounted to MSEK 1,683 (MEUR 184), with an operating margin of 11 percent.

The purchase price, based on income for 2001, amounted to MSEK 1,094 (MEUR 121), resulting in goodwill of MSEK 1,049 (MEUR 116) to be amortized over 20 years. No provisions for restructuring were made in connection with the acquisition. An additional purchase payment will be paid during the second quarter of 2003. The acquisition affected the Group's income positively in 2002. Together with Securitas' previous operations, sales in the Netherlands amounted to MSEK 1,900 in 2002, on an annual basis.

Belgacom – Belgium, the Netherlands

In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in France and Benelux. Alert Services Holding (ASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction is planned to be completed in three steps. In the first step, completed in 2001, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in ASH. In the second step, completed during the first quarter of 2002, Securitas transferred its French small alarms operations to ASH in exchange for a 72-percent majority holding in the company. These two steps did not involve any exchange of cash and no provisions for restructuring as a result of the transaction were made. Consolidated goodwill increased by MSEK 123 as the units added to the Group contain goodwill.

In the third step, Belgacom has an option from 2003 to sell its minority interest to Securitas, which in turn has an option from 2006 to buy Belgacom's minority share.

The operations are included in the Securitas Group from March 1, 2002.

Ausysegur – Spain

As planned, Cash Handling Services Europe acquired the remaining 15 percent of the shares in Ausysegur of Spain on July 1, 2002. The purchase price amounted to MSEK 155, which gave rise to goodwill of MSEK 39. Ausysegur, which was originally acquired in 2000, had sales of MSEK 530 in that year from cash handling and security services. The total purchase price for Ausysegur amounted to MSEK 411 and total goodwill is MSEK 378. The acquisition has helped to create a strong, profitable cash handling business in Spain.

Loomis Fargo – USA

Due to good income growth in Loomis Fargo in the U.S., an additional income-based purchase payment of MSEK 81 was paid in November 2002. The resulting total purchase price for Loomis is MSEK 1,618 (MUSD 173) including the 49 percent stake acquired with the acquisition of Burns in year 2000. The total goodwill from the acquisition amounts to MSEK 2,756 (MUSD 262) including the local goodwill in Loomis at the time of the acquisition.

Vision Security – Canada

In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price amounted to MSEK 32 (MCAD 5.0) and gave rise to goodwill of MSEK 33 (MCAD 5.5). Provisions for restructuring of MSEK 3 (MCAD 0.5) has been made.

Following the acquisition, Securitas in Canada has sales of MSEK 1,021 (MCAD 167) on an annual basis.

CGS – Switzerland

In September, Protectas, part of Security Services Europe, reached an agreement to acquire 85 percent of CGS Customer Ground Services SA in Zurich, with annual sales of MSEK 62 (MCHF 10) and 100 employees. The company is active in security services, mainly document verification, at airports in Zurich, Geneva and Basel. The company has good growth and profitability.

The purchase price for 85 percent of the shares amounted to MSEK 32 (MCHF 5.1), which gave rise to goodwill of MSEK 28 (MCHF 4.6) to be amortized over ten years. Protectas has an option to buy the remaining 15 percent of the shares after 2004. The company is consolidated in the Securitas Group as of October 1, 2002 and has contributed positively to the Group's results in 2002.

After the acquisition, Security Services Europe's annual sales in Switzerland amount to MSEK 594 (MCHF 95), with 1,000 employees.

Accounting for acquisitions

Rules for reporting acquisitions
Securitas reports acquisitions in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 1:00 on Consolidated reporting. Accordingly, acquisition values, acquired assets including goodwill, acquired liabilities including interesting-bearing net debt, and expenditures for action programs must be calculated in connection with the acquisition. The rules do not allow for general provisions for restructuring or revaluations that can affect current income.

Provisions for restructuring in connection with acquisitions
To the extent action programs directly following an acquisition result in future charges, they are reported as provisions for restructuring. Remaining provisions for restructuring as of December 31, 2001 amounted to MSEK 158. As of December 31, 2002, remaining provisions for restructuring amounted to MSEK 54.

Reporting of organic sales growth
Sales growth adjusted for changes in exchange rates is reported as organic sales growth for units held for more than one year. Sales for all acquired units are reported during the first year as acquired sales growth. Sales generated by divested units are eliminated in the basis of calculation, i.e. from the previous year's sales. To calculate organic sales growth for the period January-December 2002, sales in the corresponding period of 2001 have been reduced by MSEK 523. For the period October-December, the corresponding figure is MSEK 181.

Investments in acquisitions
Investments in acquisitions in the statement of cash flow consist of cash payments, net debt assumed in acquired units and paid restructuring costs following the acquisitions.

IMPORTANT EVENTS

The events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual report for 2001.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of a previously confidential Congressional testimony by the director of the FBI.

The current contract gives Globe the right to transfer claims for damages to the customer.

Globe is a separate operation and is a separate legal entity. Accordingly, any liability for claims is limited to Globe's own ability to pay and the insurance protection available to it.

In November 2002, the U.S. Congress passed legislation that created a new cabinet-level Department of Homeland Security. The mission of the Department is to restructure and coordinate the nation's ongoing war on global terrorism in the wake of the September 11 attacks. Section 890 of the bill as passed (P.L 107-296) restores the liability cap for eligible screening companies such as Securitas' subsidiary Globe Aviation Services. Under this legislation, any potential liability arising out of the terrorist events of September 11, 2001 would be limited to the amount of liability insurance coverage maintained.

Additional insurance coverage may be available to Globe for the events of September 11, 2001 through utilization of the Securitas Group's insurance coverage. The applicability of this coverage is currently being investigated by Securitas and the insurance company in question. The resolution of this investigation will not have any financial impact on Securitas.

Together with American Airlines and other parties, Globe is a defendant in 36 lawsuits pertaining to the events of September 11, 2001. In 27 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. Twenty-nine suits pertain to persons who died and seven relate to damage to property and businesses owing to the events of September 11. Globe Aviation Services and the other companies in the Group named as defendants plan to challenge these suits.

None of the suits is expected impact Securitas' business operations or financial position.

Incentive program for employees

In May 2002, a new incentive program was established for employees. More than 6,800 employees in 20 countries, including around 1,500 managers, have invested in the program, which was oversubscribed.

The total program amounts to MEUR 443.5. In accordance with the decision of the Annual General Meeting, Securitas AB has issued four convertible loans of MEUR 110.9 each to an independent special purpose company, Securitas Convertible 2002 Holding S.A., in which employees have subscribed for shares.

The reference price for the Securitas share, determined by the average closing price during the period April 24 - 30, was set at SEK 186.90. The Euro-SEK exchange rate was set at SEK 9.23, which results in a conversion price of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth tranches have a conversion price of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium). The program and the convertible debentures run until May 2007.

The dilution effect will be 4.75 percent of the share capital and 3.34 percent of the votes measured after full conversion of existing outstanding convertible debenture loans. The effective dilution is 3 percent adjusted for interest expenses.

ACCOUNTING PRINCIPLES

The new recommendations of the Swedish Financial Accounting Standards Council, which entered into effect on January 1, 2002, are applied in this report. Their application has not necessitated any adjustments in previously reported periods.

PROPOSED DIVIDEND AND ANNUAL GENERAL MEETING

The Board of Directors of Securitas AB proposes a dividend for 2002 of SEK 2.00 (1.50) per share. The Annual General Meeting will be held at the Grand Hotel in Stockholm on April 8, 2003.

THE GROUP'S DEVELOPMENT

2002 was a strong year for Securitas. Even without the extraordinary activities including the Euro's introduction and the airport security operations in the U.S. and certain temporary sales affects post September 11, 2002 was a very good year.

For 2003 a continued good volume and income development is expected in line with the 25-percent trend of the five-year vision. The first half of 2003 will be restrained by the restructuring of the Cash Handling operations in Germany and a somewhat slower development in the U.S., due to the current weak economy and political uncertainty. During the second half a stronger trend is expected.

STOCKHOLM, FEBRUARY 11, 2003



Thomas Berglund
President and Chief Executive Officer

Review report
We have reviewed this year-end report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the year-end report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, February 11, 2003
PricewaterhouseCoopers AB

Göran Tidström	Anders Lundin
Authorized Public Accountant	Authorized Public Accountant
Chief Auditor	

KEY FIGURES – THE GROUP 1998-2002



Total sales and
Organic sales growth,
1998-2002
70
60
50
40
30
20
10
0
10 %
8 %
6 %
4 %
2 %
0 %
1998
1999
2000
2001
2002
Total sales, BSEK
Organic sales growth, %

Sales have increased by an average of 46 percent during the past five years. Organic sales growth was on average 8 percent during the past five years.



Operating result and Operating margin,
1998-2002
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 %
6 %
4 %
2 %
0 %
1998
1999
2000
2001
2002
Operating result, MSEK
Operating margin, %

Operating result has, adjusted for exchange rate differences, increased on average by 42 percent during the past five years. Operating margin amounted to 6.6 percent on average during the past five years.



Income before taxes and Free cash flow,
1998-2002
3 000
2 500
2 000
1 500
1 000
500
0
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1998
1999
2000
2001
2002
Income before taxes, MSEK
Free cash flow, MSEK

Income before taxes, adjusted for exchange rate differences, increased on average by 33 percent during the past five years. Free cash flow has during the past five years amounted on average by 82 percent of the adjusted result.



Return on capital employed,
1998-2002
25 000
20 000
15 000
10 000
5 000
0
25%
20%
15%
10%
5%
0%
1998
1999
2000
2001
2002
Capital employed, MSEK
ROCE, %

Return on capital employed amounted to 21 percent in 2002.



Interest coverage ratio and
net debt equity ratio,
1998-2002
8
6
4
2
0
1,5
1,0
0,5
0,0
1998
1999
2000
2001
2002
Interest coverage ratio /
Net debt equity ratio /

Interest cover ratio amounted to 5.3 in 2002. Net debt equity ratio was 0.85 as per December 31, 2002.



Earnings per share after full taxes,
1998-2002
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998
1999
2000
2001
2002
Earnings per share after full taxes, SEK

Earnings per share has increased on average by 23 percent per year during the past five years.

Income

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Sales, continuing operations	15,084.5	15,868.6	61,580.8	47,999.5	27,445.5
Sales, acquired businesses	710.3 [1]	988.3	4,104.5 [1]	12,364.1	13,361.0
Total sales	**15,794.8**	**16,856.9**	**65,685.3**	**60,363.6**	**40,806.5**
Organic sales growth, %	*1*	*10*	*8*	*7*	*6*
Production expenses [2]	-12,141.4	-12,907.8	-50,625.0	-46,601.1	-31,455.6
Gross income	**3,653.4**	**3,949.1**	**15,060.3**	**13,762.5**	**9,350.9**
Sales and administration expenses [2]	-2,463.1	-2,737.2	-10,601.9	-9,908.0	-6,790.6
Operating income before amort. of goodwill	**1,190.3**	**1,211.9**	**4,458.4**	**3,854.5**	**2,560.3**
Operating margin, %	*7.5*	*7.2*	*6.8*	*6.4*	*6.3*
Amortization of goodwill	-284.3	-296.5	-1,164.5	-1,089.8	-707.4
Operating income after amort. of goodwill	**906.0**	**915.4**	**3,293.9**	**2,764.7**	**1,852.9**
Net financial items	-177.6	-219.4	-782.3	-862.8	-489.4
Income before taxes	**728.4**	**696.0**	**2,511.6**	**1,901.9**	**1,363.5**
Net margin, %	*4.6*	*4.1*	*3.8*	*3.2*	*3.3*
Current taxes	110.4	-137.8	-620.8	-548.3	-359.0
Deferred taxes	-385.4	-128.1	-376.2	-170.0	-153.0
Minority interest	-19.5	0.6	-28.8	-0.9	-0.2
Income for the period	**433.9**	**430.7**	**1,485.8**	**1,182.7**	**851.3**

Cash flow

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Operating activities					
Operating income before amortization of goodwill	1,190.3	1,211.9	4,458.4	3,854.5	2,560.3
Investments in fixed assets	-473.6	-460.0	-1,746.1	-1,764.3	-1,202.3
Depreciation (excluding amortization of goodwill)	372.6	371.6	1,493.5	1,377.2	942.2
Changes in other operating capital employed	405.5	-158.5	912.7	-103.0	-363.3
Cash flow from operations	**1,494.8**	**965.0**	**5,118.5**	**3,364.4**	**1,936.9**
Cash flow from operations, %	*126*	*80*	*115*	*87*	*76*
Net financial items	-177.6	-219.4	-782.3	-862.8	-489.4
Current taxes	110.4	-137.8	-620.8	-548.3	-359.0
Free cash flow	**1,427.6**	**607.8**	**3,715.4**	**1,953.3**	**1,088.5**
Free cash flow, % [3]	*127*	*71*	*122*	*80*	*64*
Cash flow from investing activities, acquisitions	-114.6	-208.4	-1,709.7	-3,001.5	-10,944.3
Cash flow from financial activities, excl. change in interest-bearing assets and liabilities	258.0	222.7	-384.5	2,331.6	-356.3
Net cash flow	**1,571.0**	**622.1**	**1,621.2**	**1,283.4**	**-10,212.1**

Changes in net debt

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Opening balance	**-11,715.9**	**-13,309.5**	**-12,582.6**	**-12,418.8**	**-2,052.6**
Net cash flow	1,571.0	622.1	1,621.2	1,283.4	-10,212.1
Translation differences	258.1	104.8	1,074.6	-1,447.2	-154.1
Closing balance, net debt	**-9,886.8**	**-12,582.6**	**-9,886.8**	**-12,582.6**	**-12,418.8**

Capital employed, net debt and shareholders´ equity

MSEK	Dec 31 2002	Sep 30 2002	Dec 31 2001	Sep 30 2001	Dec 31 2000
Operating capital employed	**4,890.9**	**5,812.5**	**5,854.1**	**5,922.1**	**6,743.2**
Return on operating capital employed, %	*83*	*77*	*61*	*54*	*48*
Operating capital employed as % of sales [4]	*7*	*9*	*9*	*10*	*13*
Shares in associated companies	-	3.1	42.4	47.4	602.6
Goodwill	16,672.2	17,319.5	18,639.9	19,040.3	15,133.7
Capital employed	**21,563.1**	**23,135.1**	**24,536.4**	**25,009.8**	**22,479.5**
Return on capital employed, % [5]	*21*	*19*	*16*	*14*	*12*
Net debt	**-9,886.8**	**-11,715.9**	**-12,582.6**	**-13,309.5**	**-12,418.8**
Minority interest	**13.2**	**0.0**	**17.5**	**0.4**	**1.5**
Shareholders´ equity	**11,663.1**	**11,419.2**	**11,936.3**	**11,699.9**	**10,059.2**
Net debt equity ratio/multiple	*0.85*	*1.03*	*1.05*	*1.14*	*1.23*

1) To calculate organic sales growth, the basis – i.e. the previous year's sales for the corresponding period – has been adjusted by MSEK 181 (Q4) and MSEK 523 (FY) for divested operations
2) Branch office costs, previously classified as production expenses, have been reclassified as selling and administration expenses. Comparatives have been adjusted accordingly
3) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income)
4) Adjusted for full year sales of acquired entities
5) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies)

Balance sheet

MSEK	Dec 31 2002	Sep 30 2002	Dec 31 2001	Sep 30 2001	Dec 31 2000
ASSETS					
Fixed assets					
Goodwill	16,672.2	17,319.5	18,639.9	19,040.3	15,133.7
Other intangible fixed assets	263.0	299.2	295.4	286.9	285.3
Tangible fixed assets	5,256.5	5,145.0	5,182.2	5,148.1	3,691.8
Shares in associated companies	-	3.1	42.4	47.4	602.6
Non-interest bearing financial fixed assets	2,734.2	2,971.3	3,485.0	3,702.7	3,217.8
Interest bearing financial fixed assets	147.3	155.5	83.9	81.9	97.8
Total fixed assets	**25,073.2**	**25,893.6**	**27,728.8**	**28,307.3**	**23,029.0**
Current assets					
Non-interest bearing current assets	9,552.6	10,264.3	10,367.9	10,068.7	9,890.6
Cash and liquid funds	2,851.2	1,345.9	978.6	1,283.3	2,024.6
Total current assets	**12,403.8**	**11,610.2**	**11,346.5**	**11,352.0**	**11,915.2**
TOTAL ASSETS	**37,477.0**	**37,503.8**	**39,075.3**	**39,659.3**	**34,944.2**

MSEK	Dec 31 2002	Sep 30 2002	Dec 31 2001	Sep 30 2001	Dec 31 2000
SHAREHOLDERS´ EQUITY & LIABILITIES					
Shareholders´ equity					
Restricted equity	7,823.7	7,526.9	8,452.3	8,787.2	7,770.3
Non-restricted equity	3,839.4	3,892.3	3,484.0	2,912.7	2,288.9
Total shareholders´ equity	**11,663.1**	**11,419.2**	**11,936.3**	**11,699.9**	**10,059.2**
Equity ratio, %	*31*	*30*	*31*	*30*	*29*
Minority interest	**13.2**	**0.0**	**17.5**	**0.4**	**1.5**
Liabilities					
Provisions					
Interest bearing provisions [1]	34.8	49.6	33.6	29.3	24.9
Non-interest bearing provisions [2]	2,433.9	2,442.1	3,129.3	3,383.0	2,127.2
Total provisions	**2,468.7**	**2,491.7**	**3.162.9**	**3.412.3**	**2,152.1**
Long-term liabilities					
Non-interest bearing long-term liabilities	231.2	324.4	352.8	354.4	313.5
Interest bearing long-term liabilities [1,3]	11,397.5	11,634.7	11,402.9	11,517.3	7,043.8
Total long-term liabilities	**11,628.7**	**11,959.1**	**11,755.7**	**11,871.7**	**7,357.3**
Current liabilities					
Non-interest bearing current liabilities [2]	10,250.3	10,100.8	9,994.3	9,547.0	7,901.7
Interest bearing current liabilities [3]	1,453.0	1,533.0	2,208.6	3,128.0	7,472.4
Total current liabilities	**11,703.3**	**11,633.8**	**12,202.9**	**12,675.0**	**15,374.1**
TOTAL SHAREHOLDERS´ EQUITY & LIABILITIES	**37,477.0**	**37,503.8**	**39,075.3**	**39,659.3**	**34,944.2**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS´ EQUITY				
Opening balance	361.1	8,091.2	3,484.0	11,936.3
Translation differences	-	-1,185.9	-188.1	-1,374.0
Transfer between restricted & non-restricted reserves	-	400.3	-400.3	-
Net income for the period	-	-	1,485.8	1,485.8
Dividend	-	-	-542.0	-542.0
Conversion	2.0	155.0	-	157.0
Closing balance	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**

Data per share

SEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Share price, end of the period	104.0	199.0	104.0	199.0	175.0
Earnings after current taxes, after full conversion	2.21	1.53	5.14	3.73	2.81
Earnings after full taxes, before full conversion	1.27	1.20	4.31	3.33	2.45
Earnings after full taxes, after full conversion	1.20	1.18	4.14	3.27	2.39
Dividend	-	-	2.00 [4]	1.50	1.20
P/E ratio after full conversion	-	-	25	61	73
Number of shares outstanding	363,055,906	361,081,321	363,055,906	361,081,321	356,318,317
Average number of shares outstanding	362,779,756	360,452,506	362,068,889	358,098,487	356,318,317
Number of shares after full conversion	382,473,261	365,123,348	382,473,261	365,123,348	365,123,348
Average number of shares after full conversion	382,473,261	365,123,348	376,689,957	365,123,348	365,123,348

Further information regarding earnings per share

MSEK	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001	Jan-Dec 2000
Net income for the period	433.9	430.7	1,485.8	1,182.7	851.3
Interest cost for the convertible loan, net of 28 % tax	26.4	0.9	73.7	10.2	20.9
Net income used in data per share calculations	460.3	431.6	1,559.5	1,192.9	872.2

1) Interest-bearing provisions have previously been reported under Interest-bearing long-term liabilities. 2) Non-interest-bearing provisions include provisions for restructuring previously reported under Non-interest-bearing current liabilities (Dec 31 2002: MSEK 54). 3) The subordinated convertible debenture loan 1998/2003 has been reclassified from Interest-bearing long-term liabilities to Interest-bearing current liabilities as of September 30, 2002. 4) Proposed dividend

Securitas – a World Leader in Security

Securitas is a world leader in security, with operations in more than 30 countries
in the areas of Security Services, Security Systems, Direct,
Cash Handling Services and Consulting & Investigations.
The Group has about 230,000 employees.

For further information, please contact:

President and CEO Thomas Berglund, +44 (0)20 8432 6500
Deputy CEO Amund Skarholt, +44 (0)20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting and Telephone Conference will be held in connection
with the presentation of the interim report at 3.00 p.m. CET on Tuesday, February 11, 2003.

The Information Meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

The telephone number for the conference is +44 (0) 208 240 8241.



SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

(22)



Press Release from Securitas AB

March 10, 2003
12:00

Annual General Meeting of Shareholders in Securitas AB (publ)

The shareholders in Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. on Tuesday 8 April 2003, in "Vinterträdgården" at the Grand Hotel, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.15 p.m

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 29 March 2003. Due to the intervening weekend, such recording must be made on Friday 28 March 2003 at the latest;

and

(ii) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, or by telephone +46-8 657 74 74 or by telefax +46-8 657 74 85, by 4.00 p.m., Wednesday 2 April 2003 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent, (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorisation prior to the General Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday 28 March 2003 at the latest, and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to check the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements
and the Group Auditor's Report.
9. Resolutions regarding
(a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2002;
(b) appropriation of the company's profit according to the adopted Balance Sheet;
(c) record date for dividend;
(d) discharge of the Board of Directors and the Managing Director from liability for the financial year.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees for the Directors.
12. Election of members of the Board of Directors.
13. Issues regarding
(a) adoption of a Nomination Committee;
(b) the Board of Directors adoption of a Remuneration Committee; and
(c) the Board of Directors adoption of an Audit Committee.
14. Closing of the Meeting.

Existing proposals for items at the Meeting

Proposal for Dividend (paragraph 9 (b) and (c) on the agenda)

The Board of Directors proposes that a dividend of SEK 2.00 per share be declared.

As record date for the dividend, the Board of Directors proposes 11 April 2003. If the Annual General Meting so resolves, the divi-dend is expected to be distributed by VPC on 16 April 2003.

Proposal for election of Board of Directors and Fees (paragraph 10-12 on the agenda)

Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the Company have made the following proposal:

Board of Directors, Fees and Auditors

The number of board members shall be nine.

Re-election of the board members: Thomas Berglund, Carl Douglas, Gustaf Douglas, Philippe Foriel-Destezet, Anders Frick, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling.

Election as new board member: Annika Bolin, born 1962, Chairman of Enskilda Securities AB, Executive Vice President of SEB, Skandinaviska Enskilda Banken AB and head of SEB Corporate and Institutions.

Fees to the board members shall amount to SEK 3,350,000 in total, to be distributed among the Directors according to the decision by the Board of Directors.

At the Annual General Meeting of Shareholders in 2000 PricewaterhouseCoopers AB, Stockholm, with authorised public accountant, Mr Göran Tidström as representative of the accounting firm, was appointed for a period of four years. It was decided by the General Meeting that the auditors' fees should be paid on current account.

Nomination, Remuneration and Audit Committee (paragraph 13 (a) – (c) on the agenda)

Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the Company have made the following proposal.
A Nomination Committee shall be established with the task of preparing the election of Directors, the establishment of fees for the Directors and matters pertaining thereto before the forthcoming Annual General Meetings. The Nomination Committee is proposed to consist of two members, including the Chairman of the Board, and be elected at the Annual General Meeting. Gustaf Douglas and Melker Schörling are proposed as members of the Nomination Committee regarding the Annual General Meeting 2004.

The Board of Directors decided in the autumn of 2002 to form an Audit Committee consisting of the Board members Melker Schörling (chairman) and Anders Frick, and a Remuneration Committee consisting of the Board members Gustaf Douglas (chairman), Berthold Lindqvist and Thomas Berglund. Thomas Berglund will not participate in any discussions regarding remuneration to himself. The aim of these committees is to assist the Board in giving deeper and more efficient consideration to these matters.

C. AVAILABLE DOCUMENTATION

The Accounts and the Auditor's Report of the Group will be available at the company as from 25 March 2003. Copies of the documentation will be sent to the shareholders, who so request and state their address and will also be available at the General Meeting.

Stockholm in March 2003
Board of Directors

SECURITAS AB (publ)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

(23)



03 MAY -7 7:21

Press Release from Securitas AB

March 12, 2003

Changes in Securitas Management

Telephone Conference 3 pm CET

After the divisionalization of the business areas in 2000 it is now time to further accelerate our development.

· In Security Services Europe and Security Systems Europe, we will increase the speed of refining the respective business – as time-sharing and specialized static guarding, alarm concepts for banks and large integrated systems. We will also enhance the combination of guard services and electronic systems – combined solutions. To support this and clarify responsibilities, Security Services is made overall responsible for the development of combined security solutions. In order to intensify cooperation, management for Services Europe and Systems Europe will be co-located to Stockholm and Stockholm is also made the development center for combined security solutions.

· In Security Services USA we have now come to the second phase. The last two years the focus has been on implementing Securitas way of organizing, running and monitoring the business. We now move into taking the refinement process further when it comes to client relations, service content and mix. We will also intensify the development of managers and management teams on branch and area level and their ability to generate sales and profit growth.

· Securitas Direct has during 2002 returned to its historical organic sales growth of 25 percent after successfully introducing the new consumer concept and integrating the acquisition of Belgacom Alert Services. Now the focus is on introducing Direct to new markets through organic startups. The base and the necessary resources for this expansion will be located to Copenhagen.

· In Cash Handling Services the immediate tasks are increased cost efficiency in the US operations, the turnaround in Germany and the successful completion of the cash management project in UK. Further, during 2003, a plan is to be formed for the future development and the joining of the US and European Cash Handling Services units into one. This includes the creation of a new management team for the joint Cash Handling Services. Until this new management team is formed, Cash Handling Services USA and Cash Handling Services Europe report to the Group CEO.

In order to support this development the following management changes have been decided:

- Tore K Nilsen, Divisional President Security Services Europe, will assume responsibility for the development of combined security solutions and relocate to Stockholm and co-locate with Systems in the new development center in Stockholm.
- Santiago Galaz, former Country President Spain and presently Divisional President Cash Handling Services Europe, will take on the responsibility for Security Services USA as Divisional

President Security Services USA and relocate to New York.
- Juan Vallejo, Divisional President Security Systems Europe will assume the responsibility for the combined European and US systems businesses as Divisional President Security Systems. By combining the European and US systems businesses the exchange of know-how of running and developing the systems business will be intensified and thereby the expansion in this business area can be sped up.
- Johan Eriksson, presently President Cash Handling Services UK, the largest European cash handling unit, will take on the responsibility for Cash Handling Services Europe as Divisional President. He will also be responsible for forming and implementing the plan of combining the European and US cash handling units into one. Johan Eriksson will join the new management team for Cash Handling Services that is to be formed later this year.

Other changes in management:

- Amund Skarholt, Divisional President Security Services USA and deputy CEO of the Securitas Group, has successfully completed Securitas first step in the USA by implementing the Securitas way of organizing, running and monitoring the USA security services business. The second step for Securitas will require a total presence in the USA together with clients, operations and management, and Amund Skarholt has decided not to lead this process and instead move back to Norway and pursue other professional and personal interests. He will thereby leave Securitas.
- Don Walker, Chairman of Security Services USA, will continue as Chairman of Security Services USA.
- Bjorn Lohne is continuing as President Security Systems USA and will report to Juan Vallejo.
- Jim Mattly is continuing as President Cash Handling Services USA and will support Johan Eriksson in the forming of the combined cash-handling unit. Jim Mattly will join the new group management team for Cash Handling Services that is to be formed later this year.

The Securitas Group Management will after these changes consist of:

- Thomas Berglund, President and Chief Executive Officer,
- Håkan Winberg, Executive Vice President and Chief Financial Officer
- Santiago Galaz, Divisional President Security Services USA
- Tore K Nilsen, Divisional President Security Services Europe
- Dick Seger, Divisional President Direct
- Juan Vallejo, Divisional President Security Systems

Telephone conference

3.00 p.m. (CET) March 12, 2003
Call-in number: +44 (0) 20 8240 8241
Password: Securitas

Host: Thomas Berglund, President and CEO, Securitas AB

Further information can be obtained from:

Thomas Berglund, President and CEO +44 (0) 7712 069 598
Håkan Winberg, Executive Vice President and CFO +44 (0) 7990 562 582
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523,
+44 (0) 7884 117 192
Back-up telephone number, please call +44 (0) 20 8432 655

CV, Senior Management

Thomas Berglund b. 1952
Employed by Securitas since 1984
1993 President and CEO, Securitas AB

1988 Executive Vice President, Securitas AB

Håkan Winberg b. 1956
Employed by Securitas since 1985
1995 Executive Vice President and CFO, Securitas AB
1985 Chief Financial Officer, Securitas AB

Santiago Galaz b. 1959
Employed by Securitas since 1995
2003 Divisional President, Security Services USA
2000 Divisional President, Cash Handling Services Europe
1997 Country President, Securitas Spain
1995 Guarding Manager, Securitas Spain

Tore K. Nilsen b. 1956
Employed by Securitas since 1988
2001 Divisional President, Security Services Europe
1999 Executive Vice President, Securitas AB
1994 Managing Director, Securitas AS, Norway
1991 Area Manager, Oslo, Securitas AS
1989 Area Manager, Rogaland, Securitas AS
1988 Branch Manager, Stavanger, Securitas AS

Dick Seger b. 1953
Employed by Securitas since 1984
1997 Divisional President, Direct (Europe)
1988 President, Securitas Direct AB, Sweden
1984 Export Manager, Securitas Security Systems

Juan Vallejo b. 1957
Employed by Securitas since 1990
2003 Divisional President, Security Systems
2001 Divisional President, Security Systems Europe
2000 Head of operations in Nordic Countries, Securitas
1997 Country President, Securitas Sweden
1992 Country President, Securitas Spain
1990 Country President, Securitas Portugal

Johan Eriksson b. 1965
Employed by Securitas since 1992
2003 Divisional President, Cash Handling Services, Europe
2001 Country President, Cash Handling Services, UK
1999 Country President, Cash Handling Services, Sweden
1994 Financial Controller, Cash Handling Services, Sweden
1992 Financial Controller, Securitas Guarding in Sweden

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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Press Release from Securitas AB

03 MAY -7 AM 7:21

April 01, 2003

Securitas acquires Lincoln Security in the U.S.

Securitas has acquired Lincoln Security in California with 2 900 employees and annual sales of MUSD 27
(MSEK 229) in 2002. The company provides guard services in California, Nevada and Oregon.

The acquisition will strengthen Securitas position in the southern California region and give access to new market segments.

The purchase price is MUSD 13,7 (MSEK 116). Goodwill from the acquisition amounts to MUSD 13,7 (MSEK 116) and will be amortized over ten years. The acquisition, which will be consolidated consolidated as from April 1st, 2003, will contribute positively to the results of the Securitas Group in 2003.

Further information can be obtained from:

Thomas Berglund, President and CEO +44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192

The press release is also available on:
www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

(26)


SECURITAS

Press Release from Securitas AB

03 MAY -7 AM 7:21

April 08, 2003

Annual General Meeting of Securitas

At today's Annual General Meeting of Securitas AB, the following was decided:

Election of the Board of Directors
Thomas Berglund, Carl Douglas, Gustaf Douglas, Anders Frick, Philippe Foriel-Destezet, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling were re-elected. Annika Bolin was elected new board member. The Annual General Meeting also decided that the number of Board Members should be nine. Fees to the board members shall amount to SEK 3,350,000 in total, to be distributed among the Directors according to the decision by the Board of Directors.

Nomination committee
It was resolved to establish a nomination committee. Gustaf Douglas and Melker Schörling were appointed members of the Nomination Committee and will during the third calendar quarter for consultation designate two representatives of the major institutional shareholders to be announced in Securitas interim report January 1 – September 30.

Dividend
According to the proposal of the Board of Directors, the Annual General Meeting established the dividend at SEK 2,00 per share. The record date for the dividend was determined as Friday, April 11, 2003 and payment from the Securities Register Center (VPC) is expected to commence on Wednesday, April 16, 2003.

Further information can be obtained from Henrik Brehmer, Senior Vice President Investor Relations, telephone +44 208 432 6523, +44 (0) 7884 117 192.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70



Press Release from Securitas AB

April 30, 2003

Securitas to publish Interim Report on Thursday, May 8, 2003

Securitas will publish its January-March Interim report 2003 on Thursday, May 8 at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda (times are approximate, CET)

1.00 p.m. Report Release
Also available as at www.securitasgroup.com

1.30 p.m. Presentation slides will be available at www.securitasgroup.com

2.00 p.m. Information meeting: Result presentation and Webcast
Securitas Senior Management to present first quarter results.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden
Webcast: Go to www.securitasgroup.com to follow the Live webcast.
Call in number: +44 (0) 20 8240 8241 to follow the conference by telephone.
Note: Listen only. You have the opportunity to pre-register to the telephone conference at www.securitasgroup.com (first page under "event") You will then avoid waiting time when calling in and will receive the telephone number to your e-mail inbox.

3.30 p.m. Q&A - telephone conference for investors and analysts
A short introduction by Securitas Senior Management followed by a Q&A session.
Call in number: +44 (0) 20 8240 8242 to listen and participate. You have the opportunity to pre-register to the telephone conference at www.securitasgroup.com (first page under "event") You will then avoid waiting time when calling in and will receive the telephone number to your e-mail inbox.

To receive the press release with the Report, please go to www.securitasgroup.com and subscribe under "news & publications"
Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70